82-3964





恒基兆業發展有限公司

# HENDERSON INVESTMENT LIMITED

SUPPL



PROCESSED
APR 07 2005
THOMSON
FINANCIAL


中期報告 INTERIM REPORT 2004/2005

## Interim Results and Dividend

The Board of Directors announces that for the six months ended 31st December, 2004, the unaudited consolidated net profit of the Group after taxation and minority interests amounted to HK$868 million, representing an increase of 5% as compared with the restated net profit recorded in the corresponding period of the previous financial year. Earnings per share was HK$0.31.

The Board has resolved to pay an interim dividend of HK$0.13 per share to shareholders whose names appear on the Register of Members of the Company on 20th April, 2005.

## Closing of Register of Members

The Register of Members of the Company will be closed from Monday, 18th April, 2005 to Wednesday, 20th April, 2005, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Standard Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 15th April, 2005. Warrants for the interim dividend will be sent to shareholders on Thursday, 21st April, 2005.

## Management Discussion and Analysis

### BUSINESS REVIEW

#### Property Rental

Against the background of the local economy on the track of recovery and an active improving property market, the average occupancy rate of the rental properties of the Group was recorded at 96%, showing an increase of 2% when compared with that recorded in the corresponding period of the previous financial year. During the period under review, the Group recorded total rental income of approximately HK$325 million, representing steady improvement over the corresponding period of the previous financial year.

As the core rental property portfolio of the Group mainly comprises retail shopping properties located in the populous new towns, tenants and patronage have always been stable. Benefiting from the implementation of the Individual Visit Scheme by the Central Government, local retail spending by incoming tourists from Mainland China continued on an increasing trend and the rental rates as well as rental income of retail properties both recorded noticeable growth as a result, with double-digit increase in rental observed in respect of some of the retail rental properties of the Group. As at the end of the period under review, the rental property portfolio of the Group amounted to 1.9 million sq.ft. in total gross floor area.

#### Hotel & Department Store Operations

The Newton Hotel Hong Kong and the Newton Hotel Kowloon of the Group recorded an average occupancy level of approximately 90%, with slight increase also registered in room tariff rates during the period under review. Benefiting from the Individual Visit Scheme and the Closer Economic Partnership Arrangement ("CEPA") policies which were initiated by the Central Government, the retailing business of the Group that is operated under its Citistore outlets recorded an increase in turnover during the period under review as compared to that recorded in the corresponding period of the previous financial year.

**Security Services**

Megastrength Security Services Company Limited is wholly-owned by the Group and provides professional "One-Stop Shop" for security services including the provision of security guards to commercial, residential and construction sites, event security services, security systems design and installation, 24-hour alarm monitoring services, patrol services and security consultancy services covering crisis management, contingency planning and technical surveillance counter measures. Megastrength currently offers quality professional security services both to Group and non-Group customers. The operational performance as well as business reputation of this subsidiary continues to show satisfactory improvement.

**Other Investments**

China Investment Group Limited, a 64%-owned subsidiary of the Group that is engaged in the toll-bridge and toll-road joint venture operations in Mainland China, continued to make contributions to the Group's recurrent income stream. Operations relating to the infrastructure segment made approximately HK$107.2 million in profit contribution to the Group during the six-month period which ended on 31st December, 2004.

**Associated Companies**

*The Hong Kong and China Gas Company Limited* recorded profit attributable to shareholders that amounted to HK$3,052 million in the financial year ended 31st December, 2004, representing an increase of HK$0.8 million as compared to that recorded in the previous financial year. As at the end of 2004, the number of customers reached 1,562,278, an increase of 42,112 customers over the previous year. Since the fourth quarter of 2003, the West-to-East gas pipeline project has been supplying natural gas to eastern China. In late 2004, the Sichuan-to-Wuhan gas pipeline project was completed. This has resulted in an ample supply of natural gas to surrounding areas and has facilitated the rapid growth of gas consumption markets. This group's development of city piped-gas business on the Mainland has been making good progress since 2004 with new projects successfully concluded in the Shunde District of Foshan in Guangdong Province, Danyang in Jiangsu Province, Beijing Economic-Technological Development Area, Anqing in Anhui Province, Huzhou in Zhejiang Province and Jilin City in Jilin Province. Overall, this group now has joint ventures in 30 Mainland cities across Guangdong, eastern China, Shandong, central China, northern China and northeastern China. This group was rated as one of the top ten companies in Yazhou Zhoukan's 2004 Chinese Business 500 listing and was ranked fourth for Hong Kong.

In Hong Kong, several substantial pipelaying projects are at the planning stage or currently under way. Construction of a transmission pipeline in the eastern New Territories is progressing smoothly. The trunk main which will supply gas to the international theme park in Lantau Island was completed in April 2004. On the property development front, this group has a 15% interest in the Airport Railway Hong Kong Station property development project. The shopping mall and office tower of Two International Finance Centre are almost fully let. The project's six-star hotel tower and suite hotel tower, both to be managed by Four Seasons Hotels and Resorts, are expected to commence operations in September 2005. Pre-sale of the Grand Promenade, Sai Wan Ho property development project in which this group has a 50% interest commenced in early August 2004, and is progressing well with good response. On completion in 2005, this project will provide 2,020 units, with a total floor area of approximately 1.7 million sq.ft., and is expected to yield substantial returns. On the other hand, the Ma Tau Kok south plant site is being developed into five residential apartment buildings, providing approximately 1,800 units, with a residential floor area of about 980,000 sq.ft. Including the commercial area, the total floor area of this project will be around 1.1 million sq.ft. This project is due for completion in 2006.

*Hong Kong Ferry (Holdings) Company Limited* reported a consolidated profit after taxation for the year ended 31st December, 2004 amounting to HK$393 million, representing an increase of 48.5% as compared to that recorded in 2003. This group's profit for the year was mainly generated from the sale of the residential units of Metro Harbour View and the write back of previous revaluation deficit on the investment properties of this group. During the year under review, a total of about 600 residential units of Metro Harbour View were sold and this group recorded an operating profit of approximately HK$304 million from the units sold. The occupancy rate in respect of the commercial arcade of this project, taking into account of the committed tenancies, stood at 91% at the end of the year under review. The land exchange of the development site at No. 222 Tai Kok Tsui Road has been completed. The site will be developed into a residential-cum-commercial property with a total gross floor area of approximately 320,000 sq.ft. and foundation works will commence in due course. As for the development of Nos. 43-51A Tong Mi Road, pre-sale will be launched in mid 2005 and project completion is scheduled for 2006. The lease modification of No. 6 Cho Yuen Street, Yau Tong has been completed and will be developed into a residential-cum-commercial property with a total gross floor area of approximately 150,000 sq.ft., with completion to be scheduled for 2007. The Ferry, Shipyard and Related Operations recorded an operating loss of approximately HK$5 million, representing a significant improvement from the loss in last year. It is expected that the sale of the remaining units of Metro Harbour View will remain the primary source of income for this group in the coming year.

*Miramar Hotel and Investment Company, Limited* recorded HK$159 million in unaudited profit attributable to shareholders for the six months ended 30th September, 2004, representing an increase of 64% over that recorded in the corresponding period of the previous financial year. With improvement in the world economy, coupled with supportive policies towards Hong Kong from the Central Government, the job market in Hong Kong has stabilised and consumer confidence has improved. Under the circumstances, this group was provided with a more favourable operating environment. For the period under review, Hotel Miramar recorded an average occupancy rate of 90% with increase in its average room rates in line with market level, and achieved a satisfactory increase in its operating profits compared with the same period last year. The average occupancy rates of the Miramar Shopping Centre and the Grade A offices of the Miramar Tower increased to 93% and 95% respectively, but rental income of these properties experienced a slight drop. As the property market continues to improve, it is expected that over time, rental income will also improve. Nearly 80% of the Knutsford Steps complex has been leased. The property market in California, USA remained positive. During the financial period under review, this group successfully sold approximately 96 acres of residential land and 16 acres of commercial land in Placer County at satisfactory prices, which generated meaningful profit contribution to this group. The property market in Shanghai has been healthy. Almost all the Shang-Mira Garden retail shops and all office units were successfully leased out. In addition, some of the leased office units were sold during the period under review. The food and beverage operations of this group showed a satisfactory performance during the period, registering increases in both profit and turnover as compared to the corresponding period of the previous year. Benefiting from the strengthening consumer confidence, revenues of cruise business, air ticket and hotel packages and commercial travel sectors increased satisfactorily compared to the same period last year.

**Henderson Cyber Limited**

Henderson Cyber Limited reported loss attributable to shareholders of approximately HK$4 million for the six months ended 31st December, 2004 as compared with HK$11 million loss that was recorded for the corresponding period of the previous financial year. During the period under review, this group actively implemented its marketing strategy to continue to expand the iCare broadband and Internet services, IDD and retail businesses. With users and registered subscribers of the various services by this group growing to a total of 430,000 as at the end of December 2004, these business operations represent the major source of income for this group.

**Corporate Finance**

The Group has always adhered to prudent financial management principles. In view of the historically low interest rate environment in Hong Kong, the Group capitalized on the prevailing favourable local loan market conditions to sign up in mid-September, 2004 jointly with Henderson Land Development Company Limited a HK$10 billion syndicated loan facility fixed at extremely attractive interest margins that consists of a 5-year tranche and a 7-year tranche in equal amounts, aiming to substantially increase banking facility limits available to the Group and also to lengthen its loan maturity profile. Taking the form of a revolving credit, this sizeable financing transaction will offer optimal flexibility to facilitate the funding of future major investments and business expansion of the Group. The syndicated loan facility was participated by 23 international banks from Hong Kong as well as from nine countries and its successful conclusion fully demonstrated the support and confidence that the banking community has placed in the Group. In addition, the Group has an abundant amount of bilateral banking facilities in place, which are predominately denominated in Hong Kong Dollars. As a result, the Group's exposure to foreign exchange risk is therefore extremely low. Other than hedging the foreign exchange rate risk or interest rate risk of the Group, the Group does not make use of any derivative instruments for speculative purpose.

**PROSPECTS**

Major countries in the world continued to remain confident that economic growth in Mainland China will be sustained. Further, benefiting from the strategy of economic integration of Hong Kong and the Pearl River Delta Region, it is anticipated that local investment and consumer confidence will continue to improve. In addition, more foreign business will come to establish their business operations in Hong Kong and this will take place at a time when tourist arrivals as well as export trade of Hong Kong will also record further growth. It is anticipated that rental income as well as occupancy rate of the commercial and shopping properties will maintain on a growth path in the second half of the year.

Further, local business operations of the Group in the hotel, retailing as well as the catering sectors will also benefit from these favourable market developments. As for the major rental properties of the Group, these are mainly large-scale retail shopping properties located close to mass transportation network with heavy pedestrian traffic and the occupancy and rental rates are stable. Together with the contributions to profits generated from the listed associated companies of the Group, these provide a stable source of income to the Group. The Group also possesses abundant financial resources and this will facilitate the Group's future undertakings to expand its diversified businesses. In the absence of unforeseen circumstances, it is anticipated that the performance of the Group will show satisfactory performance in the current financial year.

## Condensed Interim Financial Statements

### Consolidated Income Statement – unaudited

| | Notes | For the six months ended 31st December, 2004 HK$'000 | 2003 restated HK$'000 |
|---|---|---|---|
| Turnover | 4 | **698,961** | 601,574 |
| Direct operating costs | | **(309,185)** | (280,298) |
| | | **389,776** | 321,276 |
| Other operating income | | **27,268** | 50,215 |
| Gain on disposal of investments in securities | | **–** | 1,262 |
| Unrealised holding gain on investments in securities | | **24,056** | 132,988 |
| Gain on disposal of property, plant and equipment | 5 | **–** | 76,155 |
| Selling and distribution costs | | **(28,872)** | (30,112) |
| Administrative expenses | | **(83,812)** | (81,477) |
| Profit from operations | 4 | **328,416** | 470,307 |
| Finance costs | 6(a) | **(6,902)** | (9,344) |
| Share of results of associates | | **801,974** | 632,102 |
| Amortisation of goodwill | | **(30,422)** | (29,777) |
| Negative goodwill released to income | | **4,313** | 4,500 |
| Profit before taxation | 6 | **1,097,379** | 1,067,788 |
| Taxation | 7 | **(189,177)** | (179,742) |
| Profit before minority interests | | **908,202** | 888,046 |
| Minority interests | | **(40,350)** | (57,982) |
| Net profit for the period | | **867,852** | 830,064 |
| Dividend | 8 | **366,253** | 309,906 |
| Earnings per share | 9 | **HK$0.31** | HK$0.29 |

The notes on pages 10 to 24 form part of the condensed interim financial statements.

# Condensed Interim Financial Statements

## Consolidated Balance Sheet

| | Notes | At 31st December, 2004 (unaudited) HK$'000 | At 30th June, 2004 (restated) (audited) HK$'000 |
|---|---|---|---|
| Non-current assets | | | |
| Investment properties | 10 | **4,110,284** | 4,110,284 |
| Property, plant and equipment | 10 | **1,854,770** | 1,880,837 |
| Properties held for development | | **11,016** | 11,016 |
| Interests in associates | | **13,883,189** | 13,501,666 |
| Investments in securities | 11 | **239,241** | 215,418 |
| Debtors, deposits and prepayments | 12 | **140,728** | 131,430 |
| Instalments receivable | | **5,181** | 5,633 |
| | | **20,244,409** | 19,856,284 |
| Current assets | | | |
| Inventories | | **32,123** | 26,689 |
| Investments in securities | 11 | **–** | 41,096 |
| Completed properties for sale | | **248,308** | 248,591 |
| Debtors, deposits and prepayments | 12 | **424,932** | 260,844 |
| Instalments receivable | | **569** | 2,359 |
| Amounts due from associates | | **40,524** | 127,488 |
| Amounts due from investee companies | | **6,386** | 6,376 |
| Pledged bank deposits | 16 | **20,205** | 20,205 |
| Bank balances and cash | 16 | **2,159,106** | 1,843,613 |
| | | **2,932,153** | 2,577,261 |
| Current liabilities | | | |
| Creditors and accrued expenses | 13 | **276,635** | 224,027 |
| Amounts due to associates | | **5,655** | – |
| Amount due to an investee company | | **4,672** | – |
| Taxation | | **159,183** | 167,257 |
| Secured borrowings | | **93,158** | 54,241 |
| Unsecured borrowings | | **49,955** | 73,490 |
| | | **589,258** | 519,015 |
| Net current assets | | **2,342,895** | 2,058,246 |
| | | **22,587,304** | 21,914,530 |

## Condensed Interim Financial Statements

**Consolidated Balance Sheet** (cont'd)

| | Notes | At 31st December, 2004 (unaudited) HK$'000 | At 30th June, 2004 (restated) (audited) HK$'000 |
|---|---|---|---|
| Capital and reserves | | | |
| Share capital | 14 | **563,466** | 563,466 |
| Reserves | 15 | **20,846,635** | 20,221,422 |
| | | **21,410,101** | 20,784,888 |
| Minority interests | | **700,100** | 679,436 |
| Non-current liabilities | | | |
| Secured borrowings | | **135,679** | 183,423 |
| Deferred tax liabilities | | **47,803** | 47,058 |
| Amounts due to minority shareholders | | **143,234** | 147,560 |
| Amount due to a fellow subsidiary | | **150,387** | 72,165 |
| | | **477,103** | 450,206 |
| | | **22,587,304** | 21,914,530 |

The notes on pages 10 to 24 form part of the condensed interim financial statements.

## Condensed Interim Financial Statements

### Consolidated Statement of Changes in Equity – unaudited

| | Notes | For the six months ended 31st December, 2004 HK$'000 | 2003 (restated) HK$'000 |
|---|---|---|---|
| Total equity at beginning of the period | | | |
| As previously reported | | **20,824,626** | 19,249,420 |
| Prior period adjustment | 3 | **(39,738)** | (44,197) |
| As restated | | **20,784,888** | 19,205,223 |
| Share of revaluation surplus on investment properties, net of deferred tax | 15 | **96,129** | 13,254 |
| Net gain not recognised in the consolidated income statement | | **96,129** | 13,254 |
| | | **20,881,017** | 19,218,477 |
| Net profit for the period | | **867,852** | 830,064 |
| Dividend paid | | **(338,079)** | (309,906) |
| Realisation of investment property revaluation reserve on disposal of investment properties | 15 | **(689)** | (1,157) |
| Total equity at end of the period | | **21,410,101** | 19,737,478 |



The notes on pages 10 to 24 form part of the condensed interim financial statements.

## Condensed Interim Financial Statements

### Condensed Consolidated Cash Flow Statement – unaudited

| | For the six months ended 31st December, | |
|---|---|---|
| | **2004** | 2003 |
| | HK$'000 | HK$'000 |
| Net cash from operating activities | **181,564** | 312,953 |
| Net cash from investing activities | **357,367** | 640,819 |
| Net cash used in financing activities | **(217,934)** | (736,523) |
| Net increase in cash and cash equivalents | **320,997** | 217,249 |
| Cash and cash equivalents at beginning of the period | **1,814,443** | 757,371 |
| Cash and cash equivalents at end of the period | **2,135,440** | 974,620 |
| Analysis of balances of cash and cash equivalents | | |
| Bank balances and cash | **2,159,106** | 1,001,899 |
| Bank overdrafts | **(23,666)** | (27,279) |
| | **2,135,440** | 974,620 |

## Notes to the Condensed Interim Financial Statements (unaudited)

### 1 BASIS OF PREPARATION

These condensed interim financial statements are unaudited, but have been reviewed by Deloitte Touche Tohmatsu in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") except that they have only reviewed the figures in respect of the six months ended 31st December, 2004, and did not review the comparatives for the six months ended 31st December, 2003. Deloitte Touche Tohmatsu's independent review report to the Board of Directors is included on page 40.

These condensed interim financial statements have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the HKICPA and the disclosure requirements set out in Appendix 16 of The Rules Governing the Listing of Securities on the Main Board of the Stock Exchange of Hong Kong Limited.

### 2 POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the HKICPA issued a number of new or revised Hong Kong Accounting Standards ("HKASs") and Hong Kong Financial Reporting Standards ("HKFRSs") (herein collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the six months ended 31st December, 2004.

The Group has commenced considering the potential impact of these new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

### 3 PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities and in accordance with accounting principles generally accepted in Hong Kong.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2004, except as described below:

In the current period, the Group has adopted SSAP Interpretation 22 "The appropriate accounting policies for infrastructure facilities" issued by the HKICPA. The principal effect of the adoption of SSAP Interpretation 22 is in relation to the amortisation or depreciation methods in respect of infrastructure facilities, in particular toll road. In previous years, amortisation of toll highway operation rights and depreciation of bridges of the Group are provided for on the basis of a sinking fund method. By adoption of SSAP Interpretation 22, amortisation of toll highway operation rights and depreciation of bridges of the Group are provided for on the basis of a straight-line method.

In the absence of any specific transitional requirements in SSAP Interpretation 22, the new accounting policy has been applied retrospectively. Comparative amounts for 2003 have been restated accordingly. As a result of this change in policy, the opening balance on retained profits at 1st July, 2004 has been decreased by HK$39,738,000 (1st July, 2003: HK$44,197,000) representing the cumulative effect of the change in accounting policy on the results for periods prior to 1st July, 2004. The balance on the Group's property, plant and equipment, minority interests and deferred tax liabilities at 30th June, 2004 has been decreased by HK$100,846,000, HK$38,025,000 and HK$23,083,000 respectively. The change has resulted in a decrease in the net profit for the period by HK$10,166,000 (six months ended 31st December, 2003: increased by HK$7,982,000).

## Notes to the Condensed Interim Financial Statements (unaudited)

### 4 SEGMENTAL INFORMATION

**Business segments**

The business upon which the Group reports its primary segment information is as follows:

| | | |
|---|---|---|
| Property leasing | – | property rental |
| Hotel operation | – | hotel operations and management |
| Department store | – | department store operations and management |
| Infrastructure | – | infrastructure project investment |
| Others | – | sale of properties, provision of cleaning and security guard services, securities investment and provision of information technology services |

Segment information about these businesses is presented below:

**For the six months ended 31st December, 2004**

| | Property leasing HK$'000 | Hotel operation HK$'000 | Department store HK$'000 | Infra-structure HK$'000 | Others HK$'000 | Eliminations HK$'000 | Consolidated HK$'000 |
|---|---|---|---|---|---|---|---|
| INCOME AND RESULTS | | | | | | | |
| Turnover | 296,143 | 60,470 | 64,800 | 152,851 | 124,697 | - | 698,961 |
| Other operating income | 2,986 | - | 755 | 979 | 1,757 | - | 6,477 |
| External income | 299,129 | 60,470 | 65,555 | 153,830 | 126,454 | - | 705,438 |
| Inter-segment income | 26,283 | - | - | - | 1,452 | (27,735) | - |
| Total income | 325,412 | 60,470 | 65,555 | 153,830 | 127,906 | (27,735) | 705,438 |

Inter-segment sales were charged at prices determined by management with reference to market prices.

| | Property leasing HK$'000 | Hotel operation HK$'000 | Department store HK$'000 | Infra-structure HK$'000 | Others HK$'000 | Eliminations HK$'000 | Consolidated HK$'000 |
|---|---|---|---|---|---|---|---|
| Segment results | 181,820 | 7,435 | 4,429 | 107,243 | (2,144) | - | 298,783 |
| Interest income | 22 | - | - | 5,453 | 15,316 | - | 20,791 |
| Unrealised holding gain on investments in securities | - | - | - | - | 24,056 | - | 24,056 |
| Unallocated corporate expenses | | | | | | | (15,214) |
| Profit from operations | | | | | | | 328,416 |
| Finance costs | | | | | | | (6,902) |
| Share of results of associates | | | | | | | 801,974 |
| Amortisation of goodwill | | | | | | | (30,422) |
| Negative goodwill released to income | | | | | | | 4,313 |
| Profit before taxation | | | | | | | 1,097,379 |
| Taxation | | | | | | | (189,177) |
| Profit before minority interests | | | | | | | 908,202 |
| Minority interests | | | | | | | (40,350) |
| Net profit for the period | | | | | | | 867,852 |

## Notes to the Condensed Interim Financial Statements (unaudited)

### 4 SEGMENTAL INFORMATION (cont'd)

**Business segments** (cont'd)

For the six months ended 31st December, 2003 (restated)

| | Property leasing HK$'000 | Hotel operation HK$'000 | Department store HK$'000 | Infra-structure HK$'000 | Others HK$'000 | Eliminations HK$'000 | Consolidated HK$'000 |
|---|---|---|---|---|---|---|---|
| INCOME AND RESULTS | | | | | | | |
| Turnover | 285,836 | 40,986 | 62,470 | 98,450 | 113,832 | – | 601,574 |
| Other operating income | 1,163 | – | 375 | 6,566 | 35,204 | – | 43,308 |
| External income | 286,999 | 40,986 | 62,845 | 105,016 | 149,036 | – | 644,882 |
| Inter-segment income | 28,263 | – | – | – | 2,626 | (30,889) | – |
| Total income | 315,262 | 40,986 | 62,845 | 105,016 | 151,662 | (30,889) | 644,882 |

Inter-segment sales were charged at prices determined by management with reference to market prices.

| | Property leasing HK$'000 | Hotel operation HK$'000 | Department store HK$'000 | Infra-structure HK$'000 | Others HK$'000 | Eliminations HK$'000 | Consolidated HK$'000 |
|---|---|---|---|---|---|---|---|
| Segment results | 177,740 | (1,814) | 2,485 | 58,607 | 22,696 | – | 259,714 |
| Interest income | – | – | – | 931 | 5,976 | – | 6,907 |
| Gain on disposal of investments in securities | – | – | – | – | 1,262 | – | 1,262 |
| Unrealised holding gain on investments in securities | – | – | – | – | 132,988 | – | 132,988 |
| Gain on disposal of property, plant and equipment | – | – | – | 104,332 | (28,177) | – | 76,155 |
| Unallocated corporate expenses | | | | | | | (6,719) |
| Profit from operations | | | | | | | 470,307 |
| Finance costs | | | | | | | (9,344) |
| Share of results of associates | | | | | | | 632,102 |
| Amortisation of goodwill | | | | | | | (29,777) |
| Negative goodwill released to income | | | | | | | 4,500 |
| Profit before taxation | | | | | | | 1,067,788 |
| Taxation | | | | | | | (179,742) |
| Profit before minority interests | | | | | | | 888,046 |
| Minority interests | | | | | | | (57,982) |
| Net profit for the period | | | | | | | 830,064 |

## Notes to the Condensed Interim Financial Statements (unaudited)

### 4 SEGMENTAL INFORMATION (cont'd)

**Geographical segments**

The Group's sale of properties, property leasing, hotel operation, department store operation, security guard services, securities investment and information technology services are carried out in Hong Kong. Infrastructure is carried out in other regions of the People's Republic of China ("PRC").

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods/services:

**For the six months ended 31st December, 2004**

| | Hong Kong HK$'000 | PRC HK$'000 | Consolidated HK$'000 |
|---|---|---|---|
| Turnover | **546,110** | **152,851** | **698,961** |
| Other operating income | **5,498** | **979** | **6,477** |
| External income | **551,608** | **153,830** | **705,438** |

For the six months ended 31st December, 2003

| | Hong Kong HK$'000 | PRC HK$'000 | Consolidated HK$'000 |
|---|---|---|---|
| Turnover | 501,969 | 99,605 | 601,574 |
| Other operating income | 37,228 | 6,080 | 43,308 |
| External income | 539,197 | 105,685 | 644,882 |

## Notes to the Condensed Interim Financial Statements (unaudited)

### 5 GAIN ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

| | For the six months ended 31st December, | |
|---|---|---|
| | **2004** | 2003 |
| | HK$'000 | HK$'000 |
| Gain on disposal of toll bridges | – | 104,332 |
| Loss on disposal of other property, plant and equipment | – | (28,177) |
| | – | 76,155 |

The amount represented gain on disposal of toll bridges during the six months ended 31st December, 2003. On 10th March, 2004, the Group entered into two agreements with 天津市貸款道路建設車輛通行費征收辦公室 ("Tianjin Toll Collection Office"), a department of the Tianjin municipal government, pursuant to which the Group's toll collection right of certain toll bridges were transferred to Tianjin Toll Collection Office with effective from 1st June, 2003 at a total consideration of RMB283,748,000 (equivalent to approximately HK$264,595,000) (the "Consideration").

The Consideration will be received by instalments at RMB28,100,000 (equivalent to HK$26,203,000) per annum and RMB16,000,000 (equivalent to HK$14,920,000) per annum for the period from 1st June, 2003 to 27th October, 2010 and from 28th October, 2010 to 20th July, 2015, respectively. Accordingly, the Group calculated the discounted value of the instalment receivables in the future using the prevailing interest rate for a similar financial instrument offered by an issuer in the PRC with a similar credit rating. Total discounted value of the instalment receivables in the future is HK$175,946,000.

## Notes to the Condensed Interim Financial Statements (unaudited)

### 6 PROFIT BEFORE TAXATION

The consolidated profit from ordinary activities before taxation is arrived for the period at after charging:

(a) Finance costs

| | For the six months ended 31st December, | |
|---|---|---|
| | **2004** | 2003 |
| | HK$'000 | HK$'000 |
| Interest on: | | |
| – Bank loans and overdrafts | **5,917** | 8,444 |
| – Finance leases | **–** | 4 |
| – Other borrowings | **985** | 896 |
| | **6,902** | 9,344 |

(b) Items other than those separately disclosed in Notes 4 and 6(a):

| | For the six months ended 31st December, | |
|---|---|---|
| | **2004** | 2003 (restated) |
| | HK$'000 | HK$'000 |
| Amortisation and depreciation | **41,755** | 41,942 |
| Staff costs | **128,049** | 105,098 |
| Cost of sales | | |
| – completed properties for sale | **283** | 684 |
| – inventories | **60,788** | 62,796 |

## Notes to the Condensed Interim Financial Statements (unaudited)

### 7 TAXATION

| | For the six months ended 31st December, | |
|---|---|---|
| | **2004** | 2003 |
| | | (restated) |
| | HK$'000 | HK$'000 |
| The Group | | |
| – Hong Kong | **28,976** | 25,337 |
| – PRC | **16,354** | 6,799 |
| | **45,330** | 32,136 |
| Deferred taxation | **745** | 18,391 |
| Share of tax on results of associates | **143,102** | 129,215 |
| | **189,177** | 179,742 |

Provision for Hong Kong profits tax has been made at 17.5% on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign jurisdiction during the period.

### 8 DIVIDEND

| | For the six months ended 31st December, | |
|---|---|---|
| | **2004** | 2003 |
| | HK$'000 | HK$'000 |
| Interim dividend at HK$0.13 per share (2003: HK$0.11 per share) | **366,253** | 309,906 |

## Notes to the Condensed Interim Financial Statements (unaudited)

### 9 EARNINGS PER SHARE

The calculation of earnings per share is based on the net profit for the period of HK$867,852,000 (2003 restated: HK$830,064,000) and on 2,817,327,395 (2003: 2,817,327,395) ordinary shares in issue during the period. Diluted earnings per share is not shown as there were no dilutive potential shares in existence for the six months ended 31st December, 2004 and 31st December, 2003.

The adjustment to comparative basic earnings per share, arising from the changes in accounting policy shown in note 3 above, is as follows:

| | Basic HK cents |
|---|---|
| Reconciliation of 2003 earnings per share: | |
| Reported figures before adjustments | 29.2 |
| Adjustment arising from change of accounting policy | 0.3 |
| Restated | 29.5 |

## Notes to the Condensed Interim Financial Statements (unaudited)

### 10 FIXED ASSETS

| | Investment properties HK$'000 | Property, plant and equipment HK$'000 | Total HK$'000 |
|---|---|---|---|
| Costs or valuation | | | |
| At 1st July, 2004 | **4,110,284** | **2,436,720** | **6,547,004** |
| Additions | – | **16,654** | **16,654** |
| Disposals | – | **(11,417)** | **(11,417)** |
| At 31st December, 2004 | **4,110,284** | **2,441,957** | **6,552,241** |
| Depreciation, amortisation and impairment | | | |
| At 1st July, 2004 (restated) | – | **555,883** | **555,883** |
| Charge for the period | – | **41,755** | **41,755** |
| Written back on disposals | – | **(10,451)** | **(10,451)** |
| At 31st December, 2004 | – | **587,187** | **587,187** |
| Net book values or valuation | | | |
| At 31st December, 2004 | **4,110,284** | **1,854,770** | **5,965,054** |
| At 30th June, 2004 | 4,110,284 | 1,880,837 | 5,991,121 |

Notes

(1) The Group's properties were reviewed as at 31st December, 2004 by the Group's internal valuer using relevant market indices. In the opinion of the Directors, all significant changes in the value of the Group's fixed assets during the period have been reflected in the condensed interim financial statements.

(2) The Group's toll highway operation rights are pledged as securities for certain bank loans.

## Notes to the Condensed Interim Financial Statements (unaudited)

### 11 INVESTMENTS IN SECURITIES

| | Held-to-maturity securities | | Investment securities | | Other investments | | Total | |
|---|---|---|---|---|---|---|---|---|
| | 31st December, 2004 HK$'000 | 30th June, 2004 HK$'000 | 31st December, 2004 HK$'000 | 30th June, 2004 HK$'000 | 31st December, 2004 HK$'000 | 30th June, 2004 HK$'000 | 31st December, 2004 HK$'000 | 30th June, 2004 HK$'000 |
| Equity securities | | | | | | | | |
| Listed in Hong Kong | - | - | - | - | 190,037 | 165,980 | 190,037 | 165,980 |
| Unlisted | - | - | 7,558 | 7,558 | 30,181 | 30,181 | 37,739 | 37,739 |
| | - | - | 7,558 | 7,558 | 220,218 | 196,161 | 227,776 | 203,719 |
| Debt securities | | | | | | | | |
| Listed outside Hong Kong | 11,465 | 11,699 | - | - | - | - | 11,465 | 11,699 |
| Unlisted | - | 41,096 | - | - | - | - | - | 41,096 |
| | 11,465 | 52,795 | - | - | - | - | 11,465 | 52,795 |
| Market value of listed securities | 11,505 | 11,936 | - | - | 190,037 | 165,980 | 201,542 | 177,916 |
| Carrying amount analysed for reporting purposes as: | | | | | | | | |
| Current | - | 41,096 | - | - | - | - | - | 41,096 |
| Non-current | 11,465 | 11,699 | 7,558 | 7,558 | 220,218 | 196,161 | 239,241 | 215,418 |
| | 11,465 | 52,795 | 7,558 | 7,558 | 220,218 | 196,161 | 239,241 | 256,514 |

## Notes to the Condensed Interim Financial Statements (unaudited)

### 12 DEBTORS, DEPOSITS AND PREPAYMENTS

The Group maintains a defined credit policy. Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by tenants. In respect of retailing, most of transactions are being on cash basis. Other trade debtors settle their accounts according to the payment terms as stated in contracts. An aged analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The aged analysis of trade debtors (net of allowances for bad debts) is as follows:

| | **At 31st December, 2004** | At 30th June, 2004 |
|---|---|---|
| | HK$'000 | HK$'000 |
| Under 1 month overdue | **152,161** | 47,278 |
| 1 to 3 months overdue | **32,491** | 19,695 |
| More than 3 months overdue but less than 6 months overdue | **11,046** | 4,267 |
| Over 6 months overdue | **5,680** | 7,167 |
| | **201,378** | 78,407 |
| Prepayment, deposits and other receivables – current portion | **223,554** | 182,437 |
| | **424,932** | 260,844 |
| Prepayment, deposits and other receivables – non-current portion | **140,728** | 131,430 |
| | **565,660** | 392,274 |

At 31st December, 2004, included in debtors, deposits and prepayments, other receivables of HK$155,393,000 (30th June, 2004: HK$169,540,000) represented the discounted instalment receivables in the future arising from the disposal of toll bridges during the year ended 30th June, 2004 as further detailed in note 5, out of which, HK$14,665,000 (30th June, 2004: HK$38,110,000) was classified as current assets.

## Notes to the Condensed Interim Financial Statements (unaudited)

### 13 CREDITORS AND ACCRUED EXPENSES

The aged analysis of trade payables of the Group included in creditors and accrued expenses by due date is as follows:

| | **At 31st December, 2004 HK$'000** | At 30th June, 2004 HK$'000 |
|---|---|---|
| Due within 1 month or on demand | **134,639** | 96,788 |
| Due after 1 month but within 3 months | **38,997** | 30,998 |
| Due after 3 months but within 6 months | **47** | 844 |
| Due after 6 months | **5,712** | 6,256 |
| | **179,395** | 134,886 |
| Rental deposits and other payable | **97,240** | 89,141 |
| Total creditors and accrued expenses | **276,635** | 224,027 |

### 14 SHARE CAPITAL

| | Number of shares | | Nominal value | |
|---|---|---|---|---|
| | **At 31st December, 2004** | At 30th June, 2004 | **At 31st December, 2004 HK$'000** | At 30th June, 2004 HK$'000 |
| Authorised | | | | |
| Ordinary shares of HK$0.20 each | **3,600,000,000** | 3,000,000,000 | **720,000** | 600,000 |
| Issued and fully paid | | | | |
| Ordinary shares of HK$0.20 each | **2,817,327,395** | 2,817,327,395 | **563,466** | 563,466 |

Pursuant to an ordinary resolution passed at the annual general meeting held on 6th December, 2004, the authorised share capital of the Company was increased from HK$600,000,000 to HK$720,000,000 by the creation of 600,000,000 shares of HK$0.2 each.

## Notes to the Condensed Interim Financial Statements (unaudited)

### 15 RESERVES

| | Investment property revaluation reserve HK$'000 | Other property revaluation reserve HK$'000 | Capital reserve HK$'000 | Share premium account HK$'000 | Dividend reserve HK$'000 | Retained profits (restated) HK$'000 | Total (restated) HK$'000 |
|---|---|---|---|---|---|---|---|
| THE GROUP | | | | | | | |
| As 1st July, 2003 | | | | | | | |
| As previously reported | 1,444,834 | 370,524 | 12,909 | 6,158,568 | 309,906 | 10,389,213 | 18,685,954 |
| Prior period adjustment (Note 3) | - | - | - | - | - | (44,197) | (44,197) |
| As restated | 1,444,834 | 370,524 | 12,909 | 6,158,568 | 309,906 | 10,345,016 | 18,641,757 |
| Final dividend paid | - | - | - | - | (309,906) | - | (309,906) |
| Surplus on revaluation, net of deferred tax | | | | | | | |
| Associates | 13,254 | - | - | - | - | - | 13,254 |
| Net profit for the period | - | - | - | - | - | 830,064 | 830,064 |
| Realisation of revaluation reserve | (1,157) | - | - | - | - | - | (1,157) |
| Interim Dividend proposed | - | - | - | - | 309,906 | (309,906) | - |
| At 31st December, 2003 | 1,456,931 | 370,524 | 12,909 | 6,158,568 | 309,906 | 10,865,174 | 19,174,012 |
| Interim dividend paid | - | - | - | - | (309,906) | - | (309,906) |
| Surplus on revaluation, net of deferred tax | | | | | | | |
| Company and subsidiaries | 160,933 | 14,000 | - | - | - | - | 174,933 |
| Associates | 184,104 | - | - | - | - | - | 184,104 |
| Net profit for the period | - | - | - | - | - | 999,068 | 999,068 |
| Realisation of revaluation reserve | (789) | - | - | - | - | - | (789) |
| Final dividend proposed | - | - | - | - | 338,079 | (338,079) | - |
| At 30th June, 2004 | 1,801,179 | 384,524 | 12,909 | 6,158,568 | 338,079 | 11,526,163 | 20,221,422 |
| Final dividend paid | - | - | - | - | (338,079) | - | (338,079) |
| Surplus on revaluation, net of deferred tax | | | | | | | |
| Associates | 96,129 | - | - | - | - | - | 96,129 |
| Net profit for the period | - | - | - | - | - | 867,852 | 867,852 |
| Realisation of revaluation reserve | (689) | - | - | - | - | - | (689) |
| Interim Dividend proposed | - | - | - | - | 366,253 | (366,253) | - |
| At 31st December, 2004 | **1,896,619** | **384,524** | **12,909** | **6,158,568** | **366,253** | **12,027,762** | **20,846,635** |

## Notes to the Condensed Interim Financial Statements (unaudited)

### 16 PLEDGED BANK DEPOSITS/BANK BALANCES AND CASH

Of the pledged bank deposits and bank balances and cash items, a total sum being the equivalent of HK$62,668,000 (30th June, 2004: HK$71,182,000) was kept in other regions of the PRC and is subject to exchange control regulations.

### 17 CAPITAL COMMITMENTS

| | At 31st December, 2004 HK$'000 | At 30th June, 2004 HK$'000 |
|---|---|---|
| Contracted commitments for the acquisition of property, plant and equipment and for property development and renovation expenditure | **14,579** | 14,579 |
| Contracted commitments for system development costs | **390** | 850 |

### 18 OPERATING LEASE COMMITMENTS

At 31st December, 2004, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

| | At 31st December, 2004 HK$'000 | At 30th June, 2004 HK$'000 |
|---|---|---|
| Not later than one year | **33,989** | 56,466 |
| Later than one year and not later than five years | **19,425** | 33,367 |
| | **53,414** | 89,833 |

Operating lease commitments represent rentals payable by the Group for retail shopping centre, telecommunications network facilities and certain of its office premises. The leases for retail shopping centre and office premises are negotiated for terms of six months to ten years at fixed rental. Some of leases for telecommunications network facilities are with no specific terms while the remaining leases typically run for an initial period of three months to four years, with an option to renew the lease upon the expiry of the initial lease term. None of the leases for telecommunications network facilities includes contingent rentals.

## Notes to the Condensed Interim Financial Statements (unaudited)

### 19 RELATED PARTY TRANSACTIONS

The Group entered into the following significant transactions with fellow subsidiaries:

| | For the six months ended 31st December, | |
|---|---|---|
| | **2004** | 2003 |
| | HK$'000 | HK$'000 |
| Agency commission paid | **9,624** | 8,693 |
| Building management fee paid | **27,669** | 26,696 |
| Interest expenses | **184** | 99 |
| Rental expenses | **41,276** | 38,187 |
| Security guard service income | **27,984** | 22,290 |

Note: Apart from the above interest-bearing advances with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-Bank Offer Rate or with interest at market rates and building management fee which represents cost reimbursements plus certain percentage thereon as service fees, the other transactions represent cost reimbursements.

### 20 COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the change in accounting policy, details of which are set out in note 3.

## Financial Review

### REVIEW OF RESULTS

During the six-month period which ended on 31st December, 2004, the Group's turnover amounted to approximately HK$699 million, representing an increase of 16% over that recorded in the corresponding period of the previous financial year. The Group's profit attributable to shareholders amounted to approximately HK$868 million in the period under review, representing an increase of 4.6% over the restated profit of HK$830 million (previously stated as HK$822 million) which was recorded in the corresponding period of the previous financial year. The above-mentioned restatement of profit was made in accordance with the SSAP Interpretation 22 in relation to accounting policy regarding amortisation and depreciation methods which the Group adopted with effect from 1st July, 2004 in connection with subsidiaries of the Group engaging in the infrastructural business.

The Group's total income generated from property rental during the period under review amounted to approximately HK$325.4 million, showing an increase of 3.2% over that recorded in the corresponding period of the past financial year under improving local economic conditions. Profit contribution from this business segment increased by 2% to approximately HK$181.8 million in the interim period under review.

During the six-month period which ended on 31st December, 2004, segmental result from the hotel operation of the Group recorded a profit of approximately HK$7.4 million after deducting all relevant operating costs and expenses, due to recovery recorded in room rates and occupancy. This compares with a loss figure of HK$1.8 million registered for the six-month period which ended on 31st December, 2003. The Group's department store operation benefited from increase in tourist arrival and consumer spending and reported a profit of approximately HK$4.4 million as compared to a profit of approximately HK$2.5 million registered in the corresponding period of the previous financial year.

The Group's segmental result from its investment in infrastructure projects in Mainland China, mainly operated under the Group's subsidiary, China Investment Group Limited, amounted to approximately HK$107.2 million as compared to the restated figure of HK$58.6 million (previously stated as HK$69.7 million) recorded for the corresponding period of the previous financial year mainly due to increased vehicular traffic of a toll bridge in Hangzhou.

The segment of other activities of the Group, which mainly include securities investment and information technology business, registered a combined loss of approximately HK$2.1 million in the financial period under review as compared to a profit restated at HK$22.7 million (previously stated as loss of HK$5 million) which was recorded in the corresponding period of the previous financial year.

Share of results of associates of the Group, which was mainly represented by contributions from the Group's investment in the three listed associates, amounted to approximately HK$802 million as compared to HK$632 million that was recorded in the corresponding period of the previous financial year. The total profit attributed to the three listed associates amounted to HK$730 million during the period under review as compared to HK$619 million recorded in the corresponding period of the previous financial year, reflecting the improved operating conditions in the local utility as well as the property and hotel sectors.

## FINANCIAL RESOURCES AND LIQUIDITY

As at 31st December, 2004, shareholders' fund of the Group amounted to approximately HK$21,410 million, representing an increases of 3% when compared with the restated shareholder' funds of HK$20,785 million as at 30th June, 2004. The Group is in a strong financial position and possesses a large capital base. As at the end of the six-month period under review, the cash holdings of the Group amounted to approximately HK$2,179 million, after netting off the total borrowings that stood at approximately HK$279 million, and the Group was in a net cash position of approximately HK$1,900 million. Except for the portion of the bank borrowings that amounted to approximately HK$229 million related to a subsidiary of the Group that engages in infrastructural investments in Mainland China, banking facilities made available to the Group were unsecured and with the vast majority being obtained on a committed term basis. With substantial committed banking facilities in place and continuous cash inflow generated from a solid base of recurrent income, the Group has adequate financial resources for funding its ongoing operations as well as future expansion.

The Group did not undertake any significant acquisition or disposal of assets outside its core business during the period under review.

## LOAN MATURITY PROFILE

The maturity profile of the Group's bank loans and borrowings outstanding as at 31st December, 2004 and 30th June, 2004 respectively are summarised as follows:

| | As at 31st December, 2004 HK$'000 | As at 30th June, 2004 HK$'000 |
|---|---|---|
| Bank Loans and Borrowings Repayable: | | |
| Within 1 year | **143,113** | 127,731 |
| After 1 year but within 2 years | **49,889** | 47,744 |
| After 2 years but within 5 years | **85,790** | 135,679 |
| Total Bank Loans and Borrowings | **278,792** | 311,154 |
| Less: Cash at bank and in hand | **(2,179,311)** | (1,863,818) |
| Total Net Bank Deposits | **(1,900,519)** | (1,552,664) |



## GEARING RATIO

As at the end of the period under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings as a ratio of the Group's shareholders' fund was zero, in a position that was the same as that registered as at 30th June, 2004. The Group's total interest expense was recorded at approximately HK$7 million for the six-month period which ended on 31st December, 2004 and profit from operations of HK$328 million covered the total interest expense by 46.9 times for the period under review, as compared to 47.6 times that was posted as at the end of the corresponding period of the previous financial year.

## INTEREST RATE EXPOSURE AND EXCHANGE RATE EXPOSURE

The Group's financing and treasury activities were managed centrally at the corporate level. Banking facilities obtained by the Group to finance its Hong Kong operations were mainly denominated in Hong Kong Dollars. Bank loans and borrowings of the Group, which are primarily obtained from international banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. In respect of the Group's subsidiary, China Investment Group Limited, a portion of its borrowings was denominated in Renminbi during the period under review to fund its infrastructure projects in Mainland China. As a whole, the core operations of the Group can therefore be considered as not exposed to foreign exchange rate risk to any significant extent. The use of financial derivative instruments is strictly controlled and is solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. With the aim to control the Group's future cost of borrowing effectively, the Group has been taking advantage of the low local interest rates and has from time to time locked in interest rates of one year term and longer to match part of the medium-term funding needs of the Group by obtaining fixed-rate borrowings or entering into Hong Kong Dollars interest rate swap agreements in respect of a portion of such borrowings.

## CAPITAL COMMITMENTS

As at 31st December, 2004, capital commitments of the Group amounted to approximately HK$15 million which was similar as that outstanding as at 30th June, 2004. These were mainly made up of contracted commitments of the Group for acquisition of property, plant and equipment, and for property development and renovation expenditure. Other commitments of the Group were related to operating lease commitments being mainly rentals payable by the Group for retail shopping premises and these decreased to approximately HK$53 million as at the end of the period under review from HK$90 million that was recorded as at 30th June, 2004.

## CONTINGENT LIABILITIES

The Group did not record any outstanding contingent liabilities as at 31st December, 2004.

## USE OF CAPITAL AND FUNDING

Capital of the Company and retained profits of the Group will continue to be put to good use to develop the Group's business. The Group has adequate capital resources and abundant unutilised banking facilities for funding its ongoing operations and further expansion.

## EMPLOYEES

As at 31st December, 2004, the number of employees of the Group was about 1,400 as compared to about 1,300 employees as at 31st December, 2003. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Total employees' costs amounted to HK$128 million for the six-month period which ended on 31st December, 2004 and HK$105 million for the corresponding period of last year.

## Other Information

### REVOLVING CREDIT AGREEMENT WITH COVENANTS OF THE CONTROLLING SHAREHOLDERS

As disclosed in the Company's announcement dated 17th September, 2004, a wholly-owned subsidiary of Henderson Land Development Company Limited ("HL") and a wholly-owned subsidiary of the Company, as several borrowers, have obtained a HK$10,000,000,000 revolving credit facility that consists of a 5-year and a 7-year tranche in equal amount (the "Facility") from a syndicate of banks under the respective several guarantees given by HL and the Company.

In connection with the Facility, it will be an event of default if HL ceases to own and control at least 51% of the issued equity share capital of the Company or if either the Company or HL ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and or companies controlled by any of them are beneficiaries. If any event of default occurs, the Facility may become due and payable on demand.

### PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

### AUDIT COMMITTEE

The Audit Committee met in March 2005 and reviewed the systems of internal control and compliance and the interim report for the period ended 31st December, 2004.

**CORPORATE GOVERNANCE**

None of the Directors is aware of information that would reasonably indicate that the Company was not at any time during the six months ended 31st December, 2004 in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") applicable for the period, except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Article 116 of the Company's Articles of Association. On 3rd January, 2005, the term of office of all Non-executive Directors (including Independent Non-executive Directors) has been fixed for a specific term until 31st December, 2007.

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Code"). Having made specific enquiry, the Company confirmed that all Directors have complied with the required standard as set out in the Code.

By Order of the Board
**John YIP Ying Chee**
*Secretary*

Hong Kong, 17th March, 2005

*As at the date of this report, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Ho Wing Fun, Lau Chi Keung, Donald Cheung Ping Keung, Augustine Wong Ho Ming, Suen Kwok Lam and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.*

## Disclosure of Interests

### DIRECTORS' INTERESTS IN SHARES

As at 31st December, 2004, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

**Ordinary Shares** (unless otherwise specified)

Long Positions

| Name of Company | Name of Director | Note | Personal Interests | Family Interests | Corporate Interests | Other Interests | Total | % Interest |
|---|---|---|---|---|---|---|---|---|
| Henderson | Lee Shau Kee | 1 | 34,779,936 | | 2,075,859,007 | | 2,110,638,943 | 74.92 |
| Investment | Lee Ka Kit | 1 | | | | 2,075,859,007 | 2,075,859,007 | 73.68 |
| Limited | Lee Ka Shing | 1 | | | | 2,075,859,007 | 2,075,859,007 | 73.68 |
| | Li Ning | 1 | | 2,075,859,007 | | | 2,075,859,007 | 73.68 |
| | Lee Tat Man | 2 | 6,666 | | | | 6,666 | 0.00 |
| | Lee King Yue | 3 | 959,028 | 42,711 | | | 1,001,739 | 0.04 |
| | Ho Wing Fun | 4 | 1,100 | | | | 1,100 | 0.00 |
| Henderson Land | Lee Shau Kee | 5 | | | 1,122,938,300 | | 1,122,938,300 | 61.88 |
| Development | Lee Ka Kit | 5 | | | | 1,122,938,300 | 1,122,938,300 | 61.88 |
| Company | Lee Ka Shing | 5 | | | | 1,122,938,300 | 1,122,938,300 | 61.88 |
| Limited | Li Ning | 5 | | 1,122,938,300 | | | 1,122,938,300 | 61.88 |
| | Lee Tat Man | 6 | 498,000 | | | | 498,000 | 0.03 |
| | Lee King Yue | 7 | 26,400 | 16,500 | 19,800 | | 62,700 | 0.00 |
| | Ho Wing Fun | 8 | 100 | | | | 100 | 0.00 |
| | Lau Chi Keung | 9 | 2,200 | | | | 2,200 | 0.00 |
| | Woo Ka Biu, Jackson | 10 | | 2,000 | | | 2,000 | 0.00 |
| Henderson | Lee Shau Kee | 11 | | | 325,133,977 | | 325,133,977 | 65.32 |
| China | Lee Ka Kit | 11 | | | | 325,133,977 | 325,133,977 | 65.32 |
| Holdings | Lee Ka Shing | 11 | | | | 325,133,977 | 325,133,977 | 65.32 |
| Limited | Li Ning | 11 | | 325,133,977 | | | 325,133,977 | 65.32 |
| | Woo Ka Biu, Jackson | 12 | 544,802 | | | | 544,802 | 0.11 |

**Ordinary Shares** (unless otherwise specified) (cont'd)

Long Positions

| Name of Company | Name of Director | Note | Personal Interests | Family Interests | Corporate Interests | Other Interests | Total | % Interest |
|---|---|---|---|---|---|---|---|---|
| Henderson Cyber Limited | Lee Shau Kee | 13 | 173,898 | | 4,244,996,094 | | 4,245,169,992 | 84.90 |
| | Lee Ka Kit | 13 | | | | 4,244,996,094 | 4,244,996,094 | 84.90 |
| | Lee Ka Shing | 13 | | | | 4,244,996,094 | 4,244,996,094 | 84.90 |
| | Li Ning | 13 | | 4,244,996,094 | | | 4,244,996,094 | 84.90 |
| | Lee Tat Man | 14 | 33 | | | | 33 | 0.00 |
| | Lam Ko Yin, Colin | 15 | 55 | | | | 55 | 0.00 |
| | Lee King Yue | 16 | 4,795 | 588 | | | 5,383 | 0.00 |
| | Ho Wing Fun | 17 | 5 | | | | 5 | 0.00 |
| The Hong Kong and China Gas Company Limited | Lee Shau Kee | 18 | 3,226,174 | | 2,157,017,776 | | 2,160,243,950 | 38.47 |
| | Lee Ka Kit | 18 | | | | 2,157,017,776 | 2,157,017,776 | 38.42 |
| | Lee Ka Shing | 18 | | | | 2,157,017,776 | 2,157,017,776 | 38.42 |
| | Li Ning | 18 | | 2,157,017,776 | | | 2,157,017,776 | 38.42 |
| Hong Kong Ferry (Holdings) Company Limited | Lee Shau Kee | 19 | 7,799,220 | | 111,636,090 | | 119,435,310 | 33.52 |
| | Lee Ka Kit | 19 | | | | 111,636,090 | 111,636,090 | 31.33 |
| | Lee Ka Shing | 19 | | | | 111,636,090 | 111,636,090 | 31.33 |
| | Li Ning | 19 | | 111,636,090 | | | 111,636,090 | 31.33 |
| | Lam Ko Yin, Colin | 20 | 150,000 | | | | 150,000 | 0.04 |
| | Leung Hay Man | 21 | 2,250 | | | | 2,250 | 0.00 |
| | Wu Shu Chih, Alex | 22 | 186,030 | | | | 186,030 | 0.05 |
| Miramar Hotel and Investment Company, Limited | Lee Shau Kee | 23 | | | 255,188,250 | | 255,188,250 | 44.21 |
| | Lee Ka Kit | 23 | | | | 255,188,250 | 255,188,250 | 44.21 |
| | Lee Ka Shing | 23 | | | | 255,188,250 | 255,188,250 | 44.21 |
| | Li Ning | 23 | | 255,188,250 | | | 255,188,250 | 44.21 |
| | Woo Po Shing | 24 | 2,705,000 | | 2,455,000 | | 5,160,000 | 0.89 |

**Ordinary Shares** (unless otherwise specified) (cont'd)

Long Positions

| Name of Company | Name of Director | Note | Personal Interests | Family Interests | Corporate Interests | Other Interests | Total | % Interest |
|---|---|---|---|---|---|---|---|---|
| Henderson Development Limited | Lee Shau Kee | 25 | | | 8,190 (Ordinary A Shares) | | 8,190 (Ordinary A Shares) | 100.00 |
| | Lee Shau Kee | 26 | | | 3,510 (Non-voting B Shares) | | 3,510 (Non-voting B Shares) | 100.00 |
| | Lee Shau Kee | 27 | 35,000,000 (Non-voting Deferred Shares) | | 15,000,000 (Non-voting Deferred Shares) | | 50,000,000 (Non-voting Deferred Shares) | 100.00 |
| | Lee Ka Kit | 25 | | | | 8,190 (Ordinary A Shares) | 8,190 (Ordinary A Shares) | 100.00 |
| | Lee Ka Kit | 26 | | | | 3,510 (Non-voting B Shares) | 3,510 (Non-voting B Shares) | 100.00 |
| | Lee Ka Kit | 27 | | | | 15,000,000 (Non-voting Deferred Shares) | 15,000,000 (Non-voting Deferred Shares) | 30.00 |
| | Lee Ka Shing | 25 | | | | 8,190 (Ordinary A Shares) | 8,190 (Ordinary A Shares) | 100.00 |
| | Lee Ka Shing | 26 | | | | 3,510 (Non-voting B Shares) | 3,510 (Non-voting B Shares) | 100.00 |
| | Lee Ka Shing | 27 | | | | 15,000,000 (Non-voting Deferred Shares) | 15,000,000 (Non-voting Deferred Shares) | 30.00 |
| | Li Ning | 25 | | 8,190 (Ordinary A Shares) | | | 8,190 (Ordinary A Shares) | 100.00 |
| | Li Ning | 26 | | 3,510 (Non-voting B Shares) | | | 3,510 (Non-voting B Shares) | 100.00 |
| | Li Ning | 27 | | 15,000,000 (Non-voting Deferred Shares) | | | 15,000,000 (Non-voting Deferred Shares) | 30.00 |

**Ordinary Shares** (unless otherwise specified) (cont'd)

Long Positions

| Name of Company | Name of Director | Note | Personal Interests | Family Interests | Corporate Interests | Other Interests | Total | % Interest |
|---|---|---|---|---|---|---|---|---|
| China Investment Group Limited | Woo Ka Biu, Jackson | 28 | | | 16,000 | | 16,000 | 5.33 |
| Drinkwater Investment Limited | Leung Hay Man | 29 | | | 5,000 | | 5,000 | 4.49 |
| | Woo Po Shing | 30 | | | 3,250 | | 3,250 | 2.92 |
| Henfield Properties Limited | Lee Ka Kit | 31 | | | 4,000 | 6,000 | 10,000 | 100.00 |
| Heyield Estate Limited | Lee Shau Kee | 32 | | | 100 | | 100 | 100.00 |
| | Lee Ka Kit | 32 | | | | 100 | 100 | 100.00 |
| | Lee Ka Shing | 32 | | | | 100 | 100 | 100.00 |
| | Li Ning | 32 | | 100 | | | 100 | 100.00 |
| Pettystar Investment Limited | Lee Shau Kee | 33 | | | 3,240 | | 3,240 | 80.00 |
| | Lee Ka Kit | 33 | | | | 3,240 | 3,240 | 80.00 |
| | Lee Ka Shing | 33 | | | | 3,240 | 3,240 | 80.00 |
| | Li Ning | 33 | | 3,240 | | | 3,240 | 80.00 |
| Shellson International Limited | Lee Ka Kit | 34 | | | 25 | 75 | 100 | 100.00 |

Save as disclosed above, none of the Directors or Chief Executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or its associated corporations as defined in the SFO.

## ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

### (i) Options to subscribe for shares in Henderson Cyber Limited

The following Directors of the Company had interests in options to subscribe for shares in Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company, which were granted on 28th June, 2000 under the Pre-IPO Share Option Plan of Henderson Cyber ("Henderson Cyber Option Plan"):

| Name of Director | Number of share options at 1st July, 2004 | Number of share options granted during the period | Number of share options exercised during the period | Number of share options lapsed during the period | Number of share options outstanding at 31st December, 2004 |
|---|---|---|---|---|---|
| Lee Shau Kee | 2,400,000 | – | – | 2,400,000 | – |
| Colin Lam Ko Yin | 1,200,000 | – | – | 1,200,000 | – |
| Lee Ka Kit | 1,200,000 | – | – | 1,200,000 | – |
| Lee Ka Shing | 1,200,000 | – | – | 1,200,000 | – |
| Patrick Kwok Ping Ho | 600,000 | – | – | 600,000 | – |
| Li Ning | 400,000 (Note 35) | – | – | 400,000 | – |
| Ho Wing Fun | 400,000 | – | – | 400,000 | – |
| Lau Chi Keung | 400,000 | – | – | 400,000 | – |
| Augustine Wong Ho Ming | 400,000 | – | – | 400,000 | – |
| Suen Kwok Lam | 400,000 | – | – | 400,000 | – |
| Sit Pak Wing | 400,000 | – | – | 400,000 | – |
| Donald Cheung Ping Keung | 200,000 | – | – | 200,000 | – |

The following were particulars of share options of four employees of Henderson Cyber under the Henderson Cyber Option Plan:

| Date of Grant | Aggregate number of share options at 1st July, 2004 | Number of share options granted during the period | Number of share options exercised during the period | Number of share options lapsed during the period | Aggregate number of share options outstanding at 31st December, 2004 |
|---|---|---|---|---|---|
| 28/06/2000 | 1,850,000 | – | – | 1,850,000 | – |



The following were particulars of share options of thirty six other participants under the Henderson Cyber Option Plan:

| Date of Grant | Aggregate number of share options at 1st July, 2004 | Number of share options granted during the period | Number of share options exercised during the period | Number of share options lapsed during the period | Aggregate number of share options outstanding at 31st December, 2004 |
|---|---|---|---|---|---|
| 28/06/2000 | 16,450,000 | – | – | 16,450,000 | – |

**ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES** (cont'd)

Subject to the terms and conditions of the Henderson Cyber Option Plan, each of the above Directors, employees and other participants was entitled to exercise at the price of HK$1.25 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 14th July, 2000, (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 14th July, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14th July, 2000 and, in each case, not later than four years from 14th July, 2000. Share options granted to the aforesaid Directors of the Company, employees of Henderson Cyber and other participants under the Henderson Cyber Option Plan lapsed on 14th July, 2004.

The following were the particulars of share options of the employee of Henderson Cyber under the Share Option Scheme of Henderson Cyber ("Henderson Cyber Share Option Scheme"):

| Date of Grant | Aggregate number of share options at 1st July, 2004 | Number of share options granted during the period | Number of share options exercised during the period | Number of share options lapsed during the period | Aggregate number of share options outstanding at 31st December, 2004 |
|---|---|---|---|---|---|
| 04/10/2000 | 100,000 | – | – | 100,000 | – |

Subject to the terms and conditions of the Henderson Cyber Share Option Scheme, the employee of Henderson Cyber was entitled to exercise at the price of HK$0.89 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 16th October, 2000 (the date of acceptance of the share options), (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 16th October, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 16th October, 2000 and in each case, not later than four years from 16th October, 2000. Share options granted to the aforesaid employee of Henderson Cyber under the Henderson Cyber Share Option Scheme lapsed on 30th September, 2004.

As at 31st December, 2004, there were no outstanding share options under the Henderson Cyber Option Plan and the Henderson Cyber Share Option Scheme.

Save as disclosed above, no share options under the Henderson Cyber Option Plan and the Henderson Cyber Share Option Scheme had been granted, exercised, cancelled or lapsed during the period ended 31st December, 2004.

**ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES** (cont'd)

**(ii) Options to subscribe for shares in Henderson China Holdings Limited**

The following Directors of the Company had interests in options to subscribe for shares in Henderson China Holdings Limited, an associated corporation of the Company:

| Name of Director | Number of share options | Exercisable Period |
|---|---|---|
| Colin Lam Ko Yin | 1,500,000 | 21/08/2001 – 20/08/2004 |
| Lee Ka Kit | 1,500,000 | 02/11/2001 – 01/11/2004 |

The above Directors were entitled to exercise the share options in whole or in part at the price of HK$4.00 per share at any time during the respective exercisable periods. The share options granted to Mr. Colin Lam Ko Yin and Mr. Lee Ka Kit lapsed on 21st August, 2004 and 2nd November, 2004 respectively.

Except for the above, at no time during the period was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

**SUBSTANTIAL SHAREHOLDERS' AND OTHERS' INTERESTS**

As at 31st December, 2004, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

| | No. of shares in which interested | % Interest |
|---|---|---|
| **Substantial Shareholders:** | | |
| Rimmer (Cayman) Limited (Note 1) | 2,075,859,007 | 73.68 |
| Riddick (Cayman) Limited (Note 1) | 2,075,859,007 | 73.68 |
| Hopkins (Cayman) Limited (Note 1) | 2,075,859,007 | 73.68 |
| Henderson Development Limited (Note 1) | 2,070,243,859 | 73.48 |
| Henderson Land Development Company Limited (Note 1) | 2,070,243,859 | 73.48 |
| Kingslee S.A. (Note 1) | 2,070,243,859 | 73.48 |
| Banshing Investment Limited (Note 1) | 802,854,200 | 28.50 |
| Markshing Investment Limited (Note 1) | 602,168,418 | 21.37 |
| Covite Investment Limited (Note 1) | 363,328,900 | 12.90 |
| **Person other than Substantial Shareholders:** | | |
| Gainwise Investment Limited (Note 1) | 217,250,000 | 7.71 |

*Notes:*

1 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and the remaining 2,075,859,007 shares, (i) 802,854,200 shares, 602,168,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which was 100% held by Henderson Land Development Company Limited ("HL") which in turn was 61.87% held by Henderson Development Limited ("HD"); and (ii) 5,615,148 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the Securities and Futures Ordinance ("SFO"). As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

2 Mr. Lee Tat Man was the beneficial owner of these shares.

3 Of these shares, Mr. Lee King Yue was the beneficial owner of 959,028 shares, and the remaining 42,711 shares were owned by his wife.

4 Mr. Ho Wing Fun was the beneficial owner of these shares.

5 Of these shares, (i) 570,743,800 shares were owned by HD; (ii) 7,092,000 shares and 870,100 shares were respectively owned by Sandra Investment Limited and Mightygarden Limited, both of which were wholly-owned subsidiaries of HD; (iii) 222,045,300 shares, 145,090,000 shares, 61,302,000 shares, 55,000,000 shares and 55,000,000 shares were respectively owned by Believegood Limited, Cameron Enterprise Inc., Prosglass Investment Limited, Fancy Eye Limited and Spreadral Limited, all of which were wholly-owned subsidiaries of Glorious Asia S.A. which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 36.91% held by Henderson Investment Limited ("HI"). HI was 73.48% held by HL which in turn was 61.87% held by HD; and (v) 192,500 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in China Gas, HD and Fu Sang as set out in Notes 1 and 18 and HL by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

6 Mr. Lee Tat Man was the beneficial owner of these shares.

7 Of these shares, Mr. Lee King Yue was the beneficial owner of 26,400 shares, and for the remaining 36,300 shares, (i) 16,500 shares were owned by the wife of Mr. Lee King Yue; and (ii) 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

8 Mr. Ho Wing Fun was the beneficial owner of these shares.

9 Mr. Lau Chi Keung was the beneficial owner of these shares.

10 These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

11 Of these shares, 175,000,000 shares, 75,233,977 shares and 74,900,000 shares were respectively owned by Primeford Investment Limited, Timsland Limited and Quantum Overseas Limited, all of which were wholly-owned subsidiaries of Brightland Enterprises Limited which in turn was 100% held by HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 5 and Henderson China Holdings Limited ("HC") by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

12 Mr. Woo Ka Biu, Jackson was the beneficial owner of these shares.

13 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 173,898 shares, and for the remaining 4,244,996,094 shares, (i) 902,700,000 shares were owned by Technology Capitalization Limited, a wholly-owned subsidiary of Towngas Investment Company Limited which in turn was 100% held by China Gas; (ii) 3,333,213,616 shares were owned by Felix Technology Limited, a wholly-owned subsidiary of Best Selection Investments Limited which in turn was 100% held by HI; (iii) 4,014,271 shares, 1,816,644 shares, 1,714,027 shares, 1,086,250 shares and 423,211 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (iv) 28,075 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in China Gas, HI, HL and Fu Sang as set out in Notes 1, 5 and 18 and Henderson Cyber Limited by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

14 Mr. Lee Tat Man was the beneficial owner of these shares.

15 Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.

16 Of these shares, Mr. Lee King Yue was the beneficial owner of 4,795 shares, and the remaining 588 shares were owned by his wife.

17 Mr. Ho Wing Fun was the beneficial owner of these shares.

18 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 3,226,174 shares, and for the remaining 2,157,017,776 shares, (i) 1,159,024,597 shares and 484,225,002 shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by HI; (ii) 429,321,946 shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of HI; (iii) 3,966,472 shares were owned by Mightygarden Limited, a wholly-owned subsidiary of HD; and (iv) 80,479,759 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HI, HD and Fu Sang as set out in Note 1 and China Gas by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

19 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,799,220 shares, and for the remaining 111,636,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HI; and (ii) 41,436,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 1 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.



20 Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.

21 Mr. Leung Hay Man was the beneficial owner of these shares.

22 Dr. Wu Shu Chih, Alex was the beneficial owner of these shares.

23 Of these shares, 100,612,750 shares, 79,121,500 shares and 75,454,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 1 and Miramar Hotel and Investment Company, Limited by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

24 Of these shares, Sir Po-shing Woo was the beneficial owner of 2,705,000 shares, and the remaining 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.

25 These shares were held by Hopkins as trustee of the Unit Trust.

26 These shares were held by Hopkins as trustee of the Unit Trust.

27 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and the remaining 15,000,000 shares were owned by Fu Sang.

28 These shares were held by Pearl Assets Limited which was 60% owned by Mr. Woo Ka Biu, Jackson.

29 These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

30 These shares were held by Coningham Investment Inc. which was owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

31 Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

32 Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

33 Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

34 Of these shares, (i) 25 shares were owned by Shine King International Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 75 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

35 The number of share options offered and accepted included the option to subscribe for 200,000 shares in Henderson Cyber Limited granted to the spouse of Mr. Li Ning and such options lapsed on 14th July, 2004.

**Deloitte.**



**INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF HENDERSON INVESTMENT LIMITED**
(Incorporated in Hong Kong with limited liability)

## INTRODUCTION

We have been instructed by Henderson Investment Limited to review the interim financial report set out on pages 5 to 24.

## RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice 25 "interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

## REVIEW CONCLUSION



On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 31st December, 2004.

Without modifying our review conclusion, we draw to your attention that the comparative condensed consolidated income statement, condensed consolidated cash flow statement and condensed consolidated statement of changes in equity for the six months ended 31st December, 2003 disclosed in the interim financial report have not been reviewed in accordance with SAS 700.

**Deloitte Touche Tohmatsu**
*Certified Public Accountants*

Hong Kong, 17th March, 2005

恒基兆業發展有限公司

## 中期業績及股息

董事局宣佈本集團截至二零零四年十二月三十一日止六個月內，未經審核除稅項及少數股東權益後之綜合盈利為港幣八億六千八百萬元，與去年同期重列後之綜合盈利比較，增加百分之五。每股盈利為港幣三角一仙。

董事局宣佈派發中期股息，每股港幣一角三仙，給予二零零五年四月二十日登記在公司股東名冊內之股東。

## 截止過戶日期

本公司將於二零零五年四月十八日(星期一)至二零零五年四月二十日(星期三)(首尾兩天包括在內)，暫停辦理股票登記及過戶手續。為確保享有中期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零五年四月十五日(星期五)下午四時前，送達香港灣仔告士打道56號東亞銀行港灣中心地下本公司之股份登記及過戶處標準証券登記有限公司辦理過戶手續。股息單將於二零零五年四月二十一日(星期四)寄送各股東。

## 管理層討論及分析

### 業務回顧

#### 出租物業

在經濟和樓市向好的帶動下，集團期內的收租物業的平均出租率為百分之九十六，較去年同期增加百分之二。集團上半年度總租金收入約為港幣三億二千五百萬元，較去年同期有穩定增長。

由於集團之主要出租商場物業大部份位於人流旺盛之新市鎮，客源穩定。在中央政府放寬「個人遊」的配合下，內地旅客在港的零售消費益增，令出租率及租金持續向好，當中個別物業之租金更有雙位數字的升幅。於半年結日，集團出租物業樓面共一百九十萬平方呎。

#### 酒店及百貨業務

期內，香港麗東酒店及九龍麗東酒店均錄得約百分之九十之平均入住率，而房租亦有輕微上升。受惠於中央政府推出「個人遊」及「更緊密經貿合作」政策，旗下千色店百貨業務在期內之營業額比去年同期有所增加。

### 保安業務

集團全資附屬之宏力保安服務有限公司，提供「一站式」專業保安服務，包括商場、住宅、地盤、場地盛事保安、保安系統設計及安裝、24小時警鐘監察、巡邏、保安系統顧問服務，包括危機管理、應變計劃及電子反竊聽檢查等。宏力現為集團及非集團客戶提供具質量保證之專業保安服務，業績及商譽均持續向好。

### 其他投資

恒基發展持有百分之六十四權益之中國投資集團有限公司，在國內合資經營之收費橋樑及公路於期內繼續提供經常性之盈利收益。集團來自基建有關業務於截至二零零四年十二月三十一日止之六個月錄得約港幣一億零七百二十萬元之溢利。

### 聯營公司

*香港中華煤氣有限公司*截至二零零四年十二月三十一日止財政年度之股東應佔溢利為港幣三十億五千二百萬元，較上年度增加港幣八十萬元。截至二零零四年底，客戶數目達1,562,278戶，較上年度增加42,112戶。隨著「西氣東輸」項目於二零零三年第四季開始供氣予華東地區，以及「川氣入漢」工程於二零零四年底完成，為有關地區提供充足之天然氣氣源，大大推動了當地用氣市場之迅速發展。自二零零四年起在內地城市燃氣項目開發工作上進展良好，其間落實之城市燃氣項目包括位於廣東省佛山市順德區、江蘇省丹陽市、北京經濟技術開發區、安徽省安慶市、浙江省湖州市及吉林省吉林市之城市管道燃氣合資項目。連同新增之項目，集團至今已在內地取得了30個城市之管道燃氣合資項目，分佈在廣東、華東、山東、華中、華北及東北地區。該集團去年在《亞洲週刊》公佈之二零零四年國際華商500總排名榜中，再度名列十大華商之一，而在香港區更名列第四位。

在本港，現正計劃及進行多項主要管道鋪設工程，現於新界東鋪設高壓輸氣管道，工程進展良好，而大嶼山之國際主題公園，管道鋪設工程已於二零零四年四月完成。於物業發展方面，持有15%權益之機鐵香港站上蓋發展項目，國際金融中心第二期發展之商場及寫字樓已接近全部租出。該項目之酒店綜合發展部份包括一座六星級酒店及一座服務式套房，預期於二零零五年九月開業，將由四季酒店集團管理。持有50%權益之西灣河嘉亨灣項目，於二零零四年八月初開始預售，反應非常熱烈，預計於二零零五年落成，提供2,020個單位，總面積約一百七十萬平方呎，預期可帶來可觀之利潤。此外，馬頭角南廠地盤現正興建五幢住宅樓宇，提供約1,800個單位，住宅樓面面積約九十八萬平方呎，連商場總面積約為一百一十萬平方呎，預期於二零零六年落成。

*香港小輪(集團)有限公司*截至二零零四年十二月三十一日止財政年度，除稅後綜合溢利為港幣三億九千三百萬元，較二零零三年度增加百分之四十八點五。本年之溢利，主要來自出售「港灣豪庭」之住宅單位及回撥過往投資物業之重估虧損。年內共售出「港灣豪庭」住宅單位約六百個，就此為該集團帶來約港幣三億零四百萬元之溢利，而此項目之商舖部份，按已簽訂之租約，出租率達百分之九十一。另已完成大角咀道222號地盤之換地手續，此項目將發展為商住物業，可建總樓面面積約三十二萬平方呎，地基工程快將展開。塘尾道43-51A號之發展項目，預期於二零零五年年中預售，並於二零零六年完成。油塘草園街6號之地契修訂手續已完成，將重新發展為商住物業，總樓面面積約十五萬平方呎，預計於二零零七年完成。渡輪、船廠及相關業務錄得經營虧損約港幣五百萬元，較去年之虧損有大幅改善。預算「港灣豪庭」餘下住宅單位之銷售仍將為主要收入來源。

*美麗華酒店企業有限公司*截至二零零四年九月三十日止六個月之上半年度未經審核股東應佔溢利約為港幣一億五千九百萬元，較去年同期上升百分之六十四。隨著全球經濟逐步改善，加上中央政府對香港提供多項政策優惠，勞工市場漸趨穩定，消費意欲逐漸恢復，為各業務提供更有利的經營環境。美麗華酒店之平均入住率達至超過九成，平均房價亦跟隨市場同步上升，經營業績錄得滿意表現。美麗華商場及美麗華大廈寫字樓上半年之平均出租率分別上升至百分之九十三及百分之九十五，但租金收入稍微下跌，現時市場情況漸漸改善，租金收入可望回穩。「諾士佛階」已有近八成面積租出。美國加州地產市道維持平穩，該集團位於加州彼沙郡之土地，期間成功售出約九十六畝住宅用地及十六畝商業用地帶來理想盈利。上海地產市道暢旺，上海美麗華花園之商場接近全部租出，至於寫字樓方面，亦全面租出，期內更售出部份帶租約之寫字樓單位。期內餐飲業務表現滿意，營業額及盈利較去年同期均有所增長。受惠於消費信心回穩，美麗華旅運之豪華郵輪、機票酒店配套及商務旅遊等業務之營業額均較去年同期顯著上升。

**恒基數碼**

恒基數碼科技有限公司截至二零零四年十二月三十一日止六個月之股東應佔虧損，約為港幣四百萬元，而去年同期為港幣一千一百萬元。於期內積極推行所訂策略，繼續擴展「名氣佳」之寬頻服務及互聯網服務，直通國際電話服務及零售業務。截至二零零四年十二月底已登記使用各項服務之用戶數目合共增長至430,000戶，為恒基數碼之主要收入來源。

## 集團財務

集團繼續執行穩健之理財原則。鑑於本港利息維持在歷年低水平，集團充份利用有利融資環境，以極優惠之貸款息差，剛於二零零四年九月中旬聯同恒基兆業地產有限公司簽訂一項港幣一百億元分別為期五年及七年各半之銀團貸款合約，藉以增大集團之銀行信貸額度及延長集團借額之年期。此項全屬循環性質之大額融資安排可為集團將來作出重大投資及擴展業務時，提供高度靈活之資金。是次銀團由二十三間來自香港及九個國家之銀行組成，充分顯示對集團之支持及信心。另外，集團亦備有充裕銀行信貸額度，均以港元為主，因此外匯風險極低。除了作為保障集團之匯率或利率風險用途，期內集團並無參與任何外匯或利率衍生工具之投機活動。

## 展望

全球經濟強國對中國經濟增長保持信心，加上本港與珠三角地區經濟融合的政策，在本地投資及消費信心回穩，以及來港營商的企業、旅客及出口貿易持續增長的利好形勢下，預期下半年商廈及商舖之租金及出租率將保持增長。

此外，集團在香港經營之酒店、零售及飲食等各項業務，均能繼續受惠。而集團擁有之主要投資物業，大部份為貼近鐵路網絡的大型商場，人流暢旺，出租率及租金俱見穩定，再加上集團旗下各上市聯營公司之盈利貢獻，為集團穩定收益之基礎。集團財政充裕，有利集團擴展其多元化之業務。如無不可預見之因素下，預期本年度業績將有滿意表現。

# 簡明中期財務報表

## 綜合收益表（未經審核）

| | 附註 | 截至十二月三十一日止六個月<br>二零零四年<br>港幣千元 | 二零零三年<br>（重列）<br>港幣千元 |
|---|---|---|---|
| 營業額 | 四 | **698,961** | 601,574 |
| 直接成本 | | **(309,185)** | (280,298) |
| | | **389,776** | 321,276 |
| 其他營運收入 | | **27,268** | 50,215 |
| 出售證券投資溢利 | | **–** | 1,262 |
| 持有未實現盈利之證券投資 | | **24,056** | 132,988 |
| 出售物業、廠房及設備之溢利 | 五 | **–** | 76,155 |
| 分銷費用 | | **(28,872)** | (30,112) |
| 行政費用 | | **(83,812)** | (81,477) |
| 經營溢利 | 四 | **328,416** | 470,307 |
| 財務費用 | 六（甲） | **(6,902)** | (9,344) |
| 應佔聯營公司業績 | | **801,974** | 632,102 |
| 商譽攤銷 | | **(30,422)** | (29,777) |
| 負商譽釋放至收益 | | **4,313** | 4,500 |
| 除稅項前溢利 | 六 | **1,097,379** | 1,067,788 |
| 稅項 | 七 | **(189,177)** | (179,742) |
| 除少數股東權益前溢利 | | **908,202** | 888,046 |
| 少數股東權益 | | **(40,350)** | (57,982) |
| 本期溢利 | | **867,852** | 830,064 |
| 股息 | 八 | **366,253** | 309,906 |
| 每股盈利 | 九 | 港幣**0.31**元 | 港幣0.29元 |

第十頁至二十四頁之附註屬本簡明中期財務報表之一部份，應同時參閱。

# 簡明中期財務報表

## 綜合資產負債表

| | 附註 | 於二零零四年十二月三十一日（未經審核）港幣千元 | 於二零零四年六月三十日（重列）（已經審核）港幣千元 |
|---|---|---|---|
| **非流動資產** | | | |
| 投資物業 | 十 | **4,110,284** | 4,110,284 |
| 物業、廠房及設備 | 十 | **1,854,770** | 1,880,837 |
| 待發展物業 | | **11,016** | 11,016 |
| 聯營公司權益 | | **13,883,189** | 13,501,666 |
| 證券投資 | 十一 | **239,241** | 215,418 |
| 應收賬項、按金及預付費用 | 十二 | **140,728** | 131,430 |
| 應收售樓分期款 | | **5,181** | 5,633 |
| | | **20,244,409** | 19,856,284 |
| **流動資產** | | | |
| 存貨 | | **32,123** | 26,689 |
| 證券投資 | 十一 | **–** | 41,096 |
| 待出售已建成物業 | | **248,308** | 248,591 |
| 應收賬項、按金及預付費用 | 十二 | **424,932** | 260,844 |
| 應收售樓分期款 | | **569** | 2,359 |
| 聯營公司欠款 | | **40,524** | 127,488 |
| 投資公司欠款 | | **6,386** | 6,376 |
| 已抵押銀行存款 | 十六 | **20,205** | 20,205 |
| 銀行結存及現金 | 十六 | **2,159,106** | 1,843,613 |
| | | **2,932,153** | 2,577,261 |
| **流動負債** | | | |
| 應付賬項及應付費用 | 十三 | **276,635** | 224,027 |
| 欠聯營公司款 | | **5,655** | – |
| 欠投資公司款 | | **4,672** | – |
| 稅項 | | **159,183** | 167,257 |
| 已抵押借款 | | **93,158** | 54,241 |
| 無抵押借款 | | **49,955** | 73,490 |
| | | **589,258** | 519,015 |
| **流動資產淨額** | | **2,342,895** | 2,058,246 |
| | | **22,587,304** | 21,914,530 |

# 簡明中期財務報表

## 綜合資產負債表(續)

| | 附註 | 於二零零四年十二月三十一日 (未經審核) 港幣千元 | 於二零零四年六月三十日 (重列) (已經審核) 港幣千元 |
|---|---|---|---|
| 股本及儲備 | | | |
| 股本 | 十四 | **563,466** | 563,466 |
| 儲備 | 十五 | **20,846,635** | 20,221,422 |
| | | **21,410,101** | 20,784,888 |
| 少數股東權益 | | **700,100** | 679,436 |
| 非流動負債 | | | |
| 已抵押借款 | | **135,679** | 183,423 |
| 遞延税項 | | **47,803** | 47,058 |
| 欠少數股東款 | | **143,234** | 147,560 |
| 同母系附屬公司借款 | | **150,387** | 72,165 |
| | | **477,103** | 450,206 |
| | | **22,587,304** | 21,914,530 |

第十頁至二十四頁之附註屬本簡明中期財務報表之一部份，應同時參閱。

## 簡明中期財務報表

## 綜合權益變動表(未經審核)

| | 附註 | 截至十二月三十一日止六個月<br>二零零四年<br>港幣千元 | 二零零三年<br>(重列)<br>港幣千元 |
|---|---|---|---|
| 於期初之總權益 | | | |
| 前期報告 | | **20,824,626** | 19,249,420 |
| 前期調整 | 三 | **(39,738)** | (44,197) |
| 重新列報 | | **20,784,888** | 19,205,223 |
| 應佔重估投資物業盈餘已扣除遞延稅項 | 十五 | **96,129** | 13,254 |
| 未於綜合收益表上確認之淨盈利 | | **96,129** | 13,254 |
| | | **20,881,017** | 19,218,477 |
| 本期溢利 | | **867,852** | 830,064 |
| 已派股息 | | **(338,079)** | (309,906) |
| 已變現之投資物業重估儲備 | 十五 | **(689)** | (1,157) |
| 於期末之總權益 | | **21,410,101** | 19,737,478 |



第十頁至二十四頁之附註屬本簡明中期財務報表之一部份，應同時參閱。

## 簡明中期財務報表

### 簡明綜合現金流量表(未經審核)

| | 截至十二月三十一日止六個月 | |
|---|---|---|
| | 二零零四年<br>港幣千元 | 二零零三年<br>港幣千元 |
| 營運業務產生之現金淨額 | **181,564** | 312,953 |
| 投資活動產生之現金淨額 | **357,367** | 640,819 |
| 融資所用之現金淨額 | **(217,934)** | (736,523) |
| 現金及現金等值之增加淨值 | **320,997** | 217,249 |
| 現金及現金等值於年初結存 | **1,814,443** | 757,371 |
| 現金及現金等值於期末結存 | **2,135,440** | 974,620 |
| 現金及現金等值結餘分析 | | |
| 銀行結存及現金 | **2,159,106** | 1,001,899 |
| 銀行透支 | **(23,666)** | (27,279) |
| | **2,135,440** | 974,620 |

## 簡明中期財務報表附註(未經審核)

### 一　編製基準

此簡明中期財務報表乃未經審核，但德勤•關黃陳方會計師行已根據香港會計師公會頒佈之核數準則第700號「中期財務報表的審閱」作出審閱，審閱範圍只包括截至二零零四年十二月三十一日止六個月的資料，並不包括截至二零零三年十二月三十一日止六個月的比較資料。德勤•關黃陳方會計師行致董事局之獨立審閱報告乃刊載於第四十頁。

本簡明中期財務報表乃根據香港會計師公會頒佈之會計實務準則第25號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄16所訂明之披露規定編製而成。

### 二　近期頒佈之會計準則之潛在影響

於二零零四年，香港會計師公會頒佈多項新訂或經修訂香港會計準則及香港財務報告準則(於本文統稱「新香港財務報告準則」)，由二零零五年一月一日或之後開始之會計期間生效。本集團於截至二零零四年十二月三十一日止六個月之簡明財務報告表並未提早採納此等新香港財務報告準則。

本集團已開始估算此等新香港財務報告準則的潛在影響，但目前仍未能釐訂此等新香港財務報告準則會否對本集團經營業績及財務狀況之編製及呈列造成重大影響。此等新香港財務報告準則可能影響日後業績及財務狀況之編製及呈列。

### 三　重要會計決策

除了某些物業及證券投資是以重估價值列賬外，本簡明財務報表是按歷史成本為基礎編制的；及依據香港普遍採納的會計原則編制。

所採納之會計政策，與本集團編製截至二零零四年六月三十日止年度財務報表所使用者相同，惟以下之說明除外。

於本期內，本集團採納了香港會計師公會頒佈之會計實務準則第二十二項解釋「適合基建設施之會計政策」。實施會計實務準則第二十二項解釋之影響主要與基建設施攤銷及折舊計算方法有關，尤其是公路。以往會計年度，高速公路經營權之攤銷及橋之折舊是按償債基金法計算。採納會計實務準則第二十二項解釋，本集團高速公路經營權之攤銷及橋之折舊是按直線法計算。

基於會計實務準則第二十二項解釋並無任何特定過渡安排之規定，新會計政策以追溯方式應用。二零零三年年度之比較數額已相應地重新呈列。因政策之改變，於二零零四年七月一日之期初保留溢利減少港幣39,738,000元(二零零三年七月一日－港幣44,197,000元)。作為會計政策變動對二零零四年七月一日以前年度保留溢利之累計影響。於二零零四年六月三十日止本集團之物業、廠房及設備、少數股東權益及遞延税項分別地減少港幣100,846,000元、港幣38,025,000元及港幣23,083,000元。其更改影響集團本期溢利減少港幣10,166,000元(截至二零零三年十二月三十一日止六個月－溢利增加港幣7,982,000元)。

## 簡明中期財務報表附註（未經審核）

### 四 分部資料

業務分部

本集團用以劃分作首要分部呈報之業務如下：

物業租賃 — 物業租金
酒店經營 — 酒店經營及管理
百貨業務 — 百貨業務經營及管理
基建項目 — 基建項目投資
其他 — 出售物業，清潔服務，保安服務，投資證券及提供資訊科技服務

本集團各業務之分部資料如下：

**截至二零零四年十二月三十一日止六個月**

| | 物業租賃 港幣千元 | 酒店經營 港幣千元 | 百貨業務 港幣千元 | 基建項目 港幣千元 | 其他 港幣千元 | 對銷 港幣千元 | 綜合 港幣千元 |
|---|---|---|---|---|---|---|---|
| 收入及業績 | | | | | | | |
| 營業額 | 296,143 | 60,470 | 64,800 | 152,851 | 124,697 | – | 698,961 |
| 其他營運收入 | 2,986 | – | 755 | 979 | 1,757 | – | 6,477 |
| 對外收入 | 299,129 | 60,470 | 65,555 | 153,830 | 126,454 | – | 705,438 |
| 分部間收入 | 26,283 | – | – | – | 1,452 | (27,735) | – |
| 總收入 | 325,412 | 60,470 | 65,555 | 153,830 | 127,906 | (27,735) | 705,438 |
| 集團分部間之收入的價格是由管理層參考市場價格釐定。 | | | | | | | |
| 分部業績 | 181,820 | 7,435 | 4,429 | 107,243 | (2,144) | – | 298,783 |
| 利息收入 | 22 | – | – | 5,453 | 15,316 | – | 20,791 |
| 持有未實現盈利之證券投資 | – | – | – | – | 24,056 | – | 24,056 |
| 未能分項之費用 | | | | | | | (15,214) |
| 經營溢利 | | | | | | | 328,416 |
| 財務費用 | | | | | | | (6,902) |
| 應佔聯營公司業績 | | | | | | | 801,974 |
| 商譽攤銷 | | | | | | | (30,422) |
| 負商譽釋放至收益 | | | | | | | 4,313 |
| 除税項前溢利 | | | | | | | 1,097,379 |
| 税項 | | | | | | | (189,177) |
| 除少數股東權益前溢利 | | | | | | | 908,202 |
| 少數股東權益 | | | | | | | (40,350) |
| 本期溢利 | | | | | | | 867,852 |

## 簡明中期財務報表附註(未經審核)

### 四 分部資料(續)

業務分部(續)

截至二零零三年十二月三十一日止六個月(重列)

| | 物業租賃<br>港幣千元 | 酒店經營<br>港幣千元 | 百貨業務<br>港幣千元 | 基建項目<br>港幣千元 | 其他<br>港幣千元 | 對銷<br>港幣千元 | 綜合<br>港幣千元 |
|---|---|---|---|---|---|---|---|
| 收入及業績 | | | | | | | |
| 營業額 | 285,836 | 40,986 | 62,470 | 98,450 | 113,832 | – | 601,574 |
| 其他營運收入 | 1,163 | – | 375 | 6,566 | 35,204 | – | 43,308 |
| 對外收入 | 286,999 | 40,986 | 62,845 | 105,016 | 149,036 | – | 644,882 |
| 分部間收入 | 28,263 | – | – | – | 2,626 | (30,889) | – |
| 總收入 | 315,262 | 40,986 | 62,845 | 105,016 | 151,662 | (30,889) | 644,882 |

集團分部間之收入的價格是由管理層參考市場價格釐定。

| | 物業租賃<br>港幣千元 | 酒店經營<br>港幣千元 | 百貨業務<br>港幣千元 | 基建項目<br>港幣千元 | 其他<br>港幣千元 | 對銷<br>港幣千元 | 綜合<br>港幣千元 |
|---|---|---|---|---|---|---|---|
| 分部業績 | 177,740 | (1,814) | 2,485 | 58,607 | 22,696 | – | 259,714 |
| 利息收入 | – | – | – | 931 | 5,976 | – | 6,907 |
| 出售證券投資溢利 | – | – | – | – | 1,262 | – | 1,262 |
| 持有未賣現盈利之證券投資 | – | – | – | – | 132,988 | – | 132,988 |
| 出售物業、廠房及設備之溢利 | – | – | – | 104,332 | (28,177) | – | 76,155 |
| 未能分項之費用 | | | | | | | (6,719) |
| 經營溢利 | | | | | | | 470,307 |
| 財務費用 | | | | | | | (9,344) |
| 應佔聯營公司業績 | | | | | | | 632,102 |
| 商譽攤銷 | | | | | | | (29,777) |
| 負商譽釋放至收益 | | | | | | | 4,500 |
| 除税項前溢利 | | | | | | | 1,067,788 |
| 税項 | | | | | | | (179,742) |
| 除少數股東權益前溢利 | | | | | | | 888,046 |
| 少數股東權益 | | | | | | | (57,982) |
| 本期溢利 | | | | | | | 830,064 |

## 簡明中期財務報表附註(未經審核)

### 四 分部資料(續)

地區分部

本集團之銷售物業、物業租賃、酒店經營、百貨業務、保安服務、投資證券及資訊科技服務皆於香港運作。所有基建項目投資,皆位於中華人民共和國(「中國」)其他地區。

本集團營業額按地區分佈,當中包括銷售貨品及提供服務分析如下:

**截至二零零四年十二月三十一日止六個月**

| | 香港<br>港幣千元 | 中國<br>港幣千元 | 綜合<br>港幣千元 |
|---|---|---|---|
| 營業額 | **546,110** | **152,851** | **698,961** |
| 其他營運收入 | **5,498** | **979** | **6,477** |
| 對外收入 | **551,608** | **153,830** | **705,438** |

截至二零零三年十二月三十一日止六個月

| | 香港<br>港幣千元 | 中國<br>港幣千元 | 綜合<br>港幣千元 |
|---|---|---|---|
| 營業額 | 501,969 | 99,605 | 601,574 |
| 其他營運收入 | 37,228 | 6,080 | 43,308 |
| 對外收入 | 539,197 | 105,685 | 644,882 |

## 簡明中期財務報表附註(未經審核)

### 五　出售物業、廠房及設備之溢利

| | 截至十二月三十一日止六個月 | |
|---|---|---|
| | 二零零四年 | 二零零三年 |
| | 港幣千元 | 港幣千元 |
| 出售橋樑溢利 | – | 104,332 |
| 出售其他物業、廠房及設備虧損 | – | (28,177) |
| | – | 76,155 |

該款項為截至二零零三年十二月三十一日止六個月之出售橋樑溢利。於二零零四年三月十日，本集團與天津市自治區天津市貸款道路建設車輛通行費征收辦公室(「天津市通行費征收辦公室」)達成兩份協議，由二零零三年六月一日起將集團若干橋樑之通行費征收權以代價人民幣283,748,000元(相等於港幣264,595,000元)轉讓與天津市通行費征收辦公室。

由二零零三年六月一日至二零一零年十月廿七日以每年收取人民幣28,100,000元(相等於港幣26,203,000元)及由二零一零年十月廿八日至二零一五年七月二十日以每年收取人民幣16,000,000元(相等於港幣14,920,000元)。本集團以中國所提供之常用借貸利率來計算應收分期款項將來之應收分期總折扣值為港幣175,946,000元。

## 簡明中期財務報表附註(未經審核)

### 六 除税項前溢利

本期之除税項前綜合溢利，已扣除下列各項：

(甲) 融資成本

| | 截至十二月三十一日止六個月 | |
|---|---|---|
| | 二零零四年 | 二零零三年 |
| | 港幣千元 | 港幣千元 |
| 由下列借貸產生的利息： | | |
| － 銀行貸款及透支 | **5,917** | 8,444 |
| － 租賃款 | **－** | 4 |
| － 其他借款 | **985** | 896 |
| | **6,902** | 9,344 |

(乙) 除已於附註四及六(甲)中披露外之其他項目：

| | 截至十二月三十一日止六個月 | |
|---|---|---|
| | 二零零四年 | 二零零三年 (重列) |
| | 港幣千元 | 港幣千元 |
| 攤銷及折舊 | **41,755** | 41,942 |
| 員工成本 | **128,049** | 105,098 |
| 出售成本 | | |
| － 待出售之建成物業 | **283** | 684 |
| － 存貨 | **60,788** | 62,796 |

## 簡明中期財務報表附註(未經審核)

### 七　稅項

| | 截至十二月三十一日止六個月 | |
|---|---|---|
| | 二零零四年 | 二零零三年 (重列) |
| | 港幣千元 | 港幣千元 |
| 集團 | | |
| 一 香港 | **28,976** | 25,337 |
| 一 中國 | **16,354** | 6,799 |
| | **45,330** | 32,136 |
| 遞延稅項 | **745** | 18,391 |
| 應佔聯營公司之稅項 | **143,102** | 129,215 |
| | **189,177** | 179,742 |

香港利得稅準備乃按期內估計應課稅溢利之17.5%計算。

香港以外稅項準備乃按期內之適用稅率就期內在有關境外司法管轄區賺取之估計應課稅溢利計算。

### 八　股息

| | 截至十二月三十一日止六個月 | |
|---|---|---|
| | 二零零四年 | 二零零三年 |
| | 港幣千元 | 港幣千元 |
| 中期股息一每股港幣一角三仙 (二零零三年：每股港幣一角一仙) | **366,253** | 309,906 |

## 簡明中期財務報表附註(未經審核)

### 九 每股盈利

每股盈利乃按本期溢利淨值港幣867,852,000元(二零零三年重列:港幣830,064,000元),並按期內已發行普通股2,817,327,395股(二零零三年:2,817,327,395股)計算。截至二零零四年十二月三十一日及二零零三年十二月三十一日止六個月並無攤薄每股盈利,因無潛在攤薄股份存在。

因採納以上的附註三所提及會計政策之改變,所作出比較基本每股盈利之調整如下:

| | 基本<br>港幣仙 |
|---|---|
| 2003年每股盈利之調整: | |
| 調整前已列報之數字 | 29.2 |
| 採納會計政策改變之調整 | 0.3 |
| 重新列報 | 29.5 |

## 簡明中期財務報表附註(未經審核)

### 十　固定資產

| | 投資物業<br>港幣千元 | 物業、廠房<br>及設備<br>港幣千元 | 合計<br>港幣千元 |
|---|---|---|---|
| 成本值或估值 | | | |
| 於二零零四年七月一日 | **4,110,284** | **2,436,720** | **6,547,004** |
| 添置 | – | **16,654** | **16,654** |
| 出售 | – | **(11,417)** | **(11,417)** |
| 於二零零四年十二月三十一日 | **4,110,284** | **2,441,957** | **6,552,241** |
| 折舊、攤銷及減值 | | | |
| 於二零零四年七月一日(重列) | – | **555,883** | **555,883** |
| 本期內折舊準備 | – | **41,755** | **41,755** |
| 於出售時撇除 | – | **(10,451)** | **(10,451)** |
| 於二零零四年十二月三十一日 | – | **587,187** | **587,187** |
| 賬面淨值或估值 | | | |
| 於二零零四年十二月三十一日 | **4,110,284** | **1,854,770** | **5,965,054** |
| 於二零零四年六月三十日 | 4,110,284 | 1,880,837 | 5,991,121 |

附註：

(1) 本集團之物業已於二零零四年十二月三十日由本集團內部估價師以相關的市場指標為準則進行審閱。董事局認為，本集團固定資產之市值在本期內之重大變化已反映在簡明中期財務報表內。

(2) 集團之高速公路經營權已抵押以獲取銀行借貸。

# 簡明中期財務報表附註(未經審核)

## 十一 證券投資

| | 持有至到期證券 | | 投資證券 | | 其他投資 | | 合計 | |
|---|---|---|---|---|---|---|---|---|
| | 二零零四年十二月三十一日 港幣千元 | 二零零四年六月三十日 港幣千元 | 二零零四年十二月三十一日 港幣千元 | 二零零四年六月三十日 港幣千元 | 二零零四年十二月三十一日 港幣千元 | 二零零四年六月三十日 港幣千元 | 二零零四年十二月三十一日 港幣千元 | 二零零四年六月三十日 港幣千元 |
| 股份 | | | | | | | | |
| 有牌價-香港 | – | – | – | – | 190,037 | 165,980 | 190,037 | 165,980 |
| 無牌價 | – | – | 7,558 | 7,558 | 30,181 | 30,181 | 37,739 | 37,739 |
| | – | – | 7,558 | 7,558 | 220,218 | 196,161 | 227,776 | 203,719 |
| 債務證券 | | | | | | | | |
| 有牌價-香港以外 | 11,465 | 11,699 | – | – | – | – | 11,465 | 11,699 |
| 無牌價 | – | 41,096 | – | – | – | – | – | 41,096 |
| | 11,465 | 52,795 | – | – | – | – | 11,465 | 52,795 |
| 有牌價股份市值 | 11,505 | 11,936 | – | – | 190,037 | 165,980 | 201,542 | 177,916 |
| 報告之目的為分析賬面值: | | | | | | | | |
| 流動 | – | 41,096 | – | – | – | – | – | 41,096 |
| 非流動 | 11,465 | 11,699 | 7,558 | 7,558 | 220,218 | 196,161 | 239,241 | 215,418 |
| | 11,465 | 52,795 | 7,558 | 7,558 | 220,218 | 196,161 | 239,241 | 256,514 |

## 簡明中期財務報表附註(未經審核)

### 十二 應收賬項、按金及預付費用

本集團設有特定之信貸政策。買家是按照買賣合約的條文而繳交售出物業的作價。出租物業的每月租金是由租戶預先繳納的。零售方面，大部份交易是以現金結算。而其他貿易應收賬是按個別合約繳款條文而繳付其賬項的。應收貿易賬項之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

應收貿易賬項(扣除壞賬準備)之賬齡分析如下：

| | 於二零零四年十二月三十一日 港幣千元 | 於二零零四年六月三十日 港幣千元 |
|---|---|---|
| 逾期一個月內 | **152,161** | 47,278 |
| 逾期一個月但少於三個月 | **32,491** | 19,695 |
| 逾期三個月但少於六個月 | **11,046** | 4,267 |
| 逾期超過六個月 | **5,680** | 7,167 |
| | **201,378** | 78,407 |
| 預付費用、按金及其他應收賬項 — 流動部份 | **223,554** | 182,437 |
| | **424,932** | 260,844 |
| 預付費用、按金及其他應收賬項 — 非流動部份 | **140,728** | 131,430 |
| | **565,660** | 392,274 |

截至二零零四年十二月三十一日止出售橋樑於將來出現之折扣分期及應收賬項、按金、預付費用及其他應收賬為港幣155,393,000元(二零零四年六月三十日－港幣169,540,000元)詳載於附表五。除此之外港幣14,665,000元(二零零四年六月三十日－港幣38,110,000元)分類為流動資產。

## 簡明中期財務報表附註(未經審核)

### 十三 應付賬項及應付費用

本集團之貿易及其他應付賬項內之應付貿易賬項之賬齡分析，以到期日分析如下：

| | 於二零零四年<br>十二月三十一日<br>港幣千元 | 於二零零四年<br>六月三十日<br>港幣千元 |
|---|---|---|
| 欠款一個月內或按要求還款 | **134,639** | 96,788 |
| 欠款一個月後但三個月內 | **38,997** | 30,998 |
| 欠款三個月後但六個月內 | **47** | 844 |
| 超過六個月 | **5,712** | 6,256 |
| | **179,395** | 134,886 |
| 租按及其他應付賬項 | **97,240** | 89,141 |
| 總應付賬項及應付費用 | **276,635** | 224,027 |

### 十四 股本

| | 股數 | | 票面值 | |
|---|---|---|---|---|
| | 於二零零四年<br>十二月三十一日 | 於二零零四年<br>六月三十日 | 於二零零四年<br>十二月三十一日<br>港幣千元 | 於二零零四年<br>六月三十日<br>港幣千元 |
| 法定股本<br>普通股每股<br>港幣二角 | **3,600,000,000** | 3,000,000,000 | **720,000** | 600,000 |
| 發行及繳足股本<br>普通股每股<br>港幣二角 | **2,817,327,395** | 2,817,327,395 | **563,466** | 563,466 |

於二零零四年十二月六日舉行之股東週年大會上，通過普通決議案批准本公司透過增加600,000,000股每股面值港幣0.2元之額外普通股股份，以使本公司之法定股本由港幣600,000,000元增加至港幣720,000,000元。

## 簡明中期財務報表附註(未經審核)

### 十五 儲備

| | 投資物業重估儲備 | 其他物業重估儲備 | 資本儲備 | 股份溢價 | 股息儲備 | 溢利保留(重列) | 合計(重列) |
|---|---|---|---|---|---|---|---|
| | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 |
| 本集團 | | | | | | | |
| 二零零三年七月一日結存 | | | | | | | |
| 前期報告 | 1,444,834 | 370,524 | 12,909 | 6,158,568 | 309,906 | 10,389,213 | 18,685,954 |
| 前期調整(註附三) | – | – | – | – | – | (44,197) | (44,197) |
| 重新列報 | 1,444,834 | 370,524 | 12,909 | 6,158,568 | 309,906 | 10,345,016 | 18,641,757 |
| 已派末期股息 | – | – | – | – | (309,906) | – | (309,906) |
| 重估盈餘已扣除遞延税項 | | | | | | | |
| 聯營公司 | 13,254 | – | – | – | – | – | 13,254 |
| 本期溢利 | – | – | – | – | – | 830,064 | 830,064 |
| 重估儲備之變現 | (1,157) | – | – | – | – | – | (1,157) |
| 擬派中期股息 | – | – | – | – | 309,906 | (309,906) | – |
| 二零零三年十二月三十一日結存 | 1,456,931 | 370,524 | 12,909 | 6,158,568 | 309,906 | 10,865,174 | 19,174,012 |
| 已派中期股息 | – | – | – | – | (309,906) | – | (309,906) |
| 重估盈餘已扣除遞延税項 | | | | | | | |
| 本公司及其附屬公司 | 160,933 | 14,000 | – | – | – | – | 174,933 |
| 聯營公司 | 184,104 | – | – | – | – | – | 184,104 |
| 本期溢利 | – | – | – | – | – | 999,068 | 999,068 |
| 重估儲備之變現 | (789) | – | – | – | – | – | (789) |
| 擬派末期股息 | – | – | – | – | 338,079 | (338,079) | – |
| 二零零四年六月三十日結存 | 1,801,179 | 384,524 | 12,909 | 6,158,568 | 338,079 | 11,526,163 | 20,221,422 |
| 已派末期股息 | – | – | – | – | (338,079) | – | (338,079) |
| 重估盈餘已扣除遞延税項 | | | | | | | |
| 聯營公司 | 96,129 | – | – | – | – | – | 96,129 |
| 本期溢利 | – | – | – | – | – | 867,852 | 867,852 |
| 重估儲備之變現 | (689) | – | – | – | – | – | (689) |
| 擬派中期股息 | – | – | – | – | 366,253 | (366,253) | – |
| 二零零四年十二月三十一日結存 | **1,896,619** | **384,524** | **12,909** | **6,158,568** | **366,253** | **12,027,762** | **20,846,635** |

## 簡明中期財務報表附註(未經審核)

### 十六 已抵押銀行存款/銀行結存及現金

於中國受外匯條例管制之已抵押銀行存款、現金及銀行結存項目總數為港幣62,668,000元(二零零四年六月三十日－港幣71,182,000元)。

### 十七 資本承擔

| | 於二零零四年十二月三十一日 港幣千元 | 於二零零四年六月三十日 港幣千元 |
|---|---|---|
| 已簽約之物業收購、廠房及設備、物業發展及裝修費用承擔 | **14,579** | 14,579 |
| 已簽約之系統開發費用承擔 | **390** | 850 |

### 十八 營運租賃承擔

於二零零四年十二月三十一日，本集團需付將來所有之最低租賃為不可取消之營運租賃其約滿如下：

| | 於二零零四年十二月三十一日 港幣千元 | 於二零零四年六月三十日 港幣千元 |
|---|---|---|
| 一年內到期 | **33,989** | 56,466 |
| 一年後至五年內到期 | **19,425** | 33,367 |
| | **53,414** | 89,833 |

營運租賃承擔乃代表本集團租用商場、電訊網絡設備及若干寫字樓物業所付之租金。商場及寫字樓物業租賃之商議訂定為六個月至十年以固定租金計算。部份電訊網絡設備租賃是沒有特定條款而其餘的租賃起首期為三個月至四年，當起首租賃期屆滿後可選擇再續期。沒有任何電訊網絡設備租賃包括或然租金。

## 簡明中期財務報表附註(未經審核)

### 十九 有關連人士的交易

本集團與同母系附屬公司達成以下之重大交易：

| | 截至十二月三十一日止六個月 | |
|---|---|---|
| | 二零零四年 | 二零零三年 |
| | 港幣千元 | 港幣千元 |
| 代理人佣金 | **9,624** | 8,693 |
| 大廈管理費 | **27,669** | 26,696 |
| 利息支出 | **184** | 99 |
| 租金支出 | **41,276** | 38,187 |
| 警衛服務收入 | **27,984** | 22,290 |

附註： 除上述按香港銀行同業拆息或市場利率而計算利息之借款及大廈管理費以代付成本加若干百份比為服務費外，其他交易為代付成本。

### 二十 比較數字

由於會計政策之改變，因此部份比較數字已經作出調整，有關詳情載於附註三。

## 財務回顧

### 業績檢討

本集團截至二零零四年十二月三十一日止六個月內之營業額約為港幣六億九千九百萬元，較上個財政年度同期增加百份之十六。集團之股東應佔溢利達港幣八億六千八百萬元，較上年度同期重列的股東應佔溢利港幣八億三千萬元(重列前為港幣八億二千二百萬元)增加百分之四點六。上述的溢利重列乃根據本集團由二零零四年七月一日起採納會計實務準則第廿二項解釋有關本集團附屬公司基建業務之攤銷及折舊處理的新會計決策。

受惠於本地經濟改善，集團於期內之總租金收入約為港幣三億二千五百四十萬元，比對上年度同期上升百分之三點二。而於期內之出租物業盈利約為港幣一億八千一百八十萬元，較上年度同期的出租物業盈利上升百分之二。

截至二零零四年十二月三十一日止六個月內，集團酒店業務在扣除營運支出後錄得約港幣七百四十萬元之盈利，比對上年度同期之虧損港幣一百八十萬元，主要受惠於酒店租金及入住率之復甦。受惠於消費意欲及旅客的增長，集團之百貨業務錄得約為港幣四百四十萬元之經營溢利，相對於上年度同期錄得之港幣二百五十萬元盈利。

集團主要透過旗下一間附屬公司「中國投資集團有限公司」，於國內經營基建項目所產生的業績約為港幣一億零七百二十萬元，相對上年度同期錄得重列後之港幣五千八百六十萬元(重列前為港幣六千九百七十萬元)，主要由於位於杭州之收費橋樑車流增加所致。

集團其他業務中主要包括證券投資及資訊科技業務，於期內總共錄得約為港幣二百一十萬元的虧損，相對上年度同期錄得重列後港幣二千二百七十萬元之溢利(重列前為港幣五百萬元之虧損)。

集團應佔聯營公司溢利主要源自集團投資的三間上市聯營公司，於期內為集團帶來約港幣八億零二百萬元之盈利，相對上年度同期錄得的港幣六億三千二百萬元。該三間上市聯營公司於期內對集團之盈利約為港幣七億三千萬元，相對上年度同期所錄得的港幣六億一千九百萬元，反映本地公用事業、物業及酒店業務經營環境改善。

## 財務來源及資金流動性

截至二零零四年十二月三十一日，集團之股東權益約為港幣二百一十四億一千萬元，比對截至二零零四年六月三十日重列後之港幣二百零七億八千五百萬元增加百分之三。本集團財政狀態穩健，資本雄厚。截至期內的六個月為止，集團之淨存款總額約為港幣十九億元，而此額已從集團所持的現金約港幣二十一億七千九百萬元扣除總貸款約港幣二億七千九百萬元。除一間在國內從事基建投資的集團附屬公司所借入約港幣二億二千九百萬元之銀行貸款外，本集團之銀行貸款均無抵押，而大部份為有承諾額度。集團現有充裕之銀行承諾信貸額度及穩定之經常性收入基礎帶來之持續現金流入，令集團具備充裕之財務資源應付日常業務運作及作未來業務擴展之用。

集團並無於期內在核心業務以外進行大型收購或出售資產。

## 貸款到期組合

集團截至二零零四年十二月三十一日及二零零四年六月三十日之銀行借貸及未償還借貸之償還期分別概述如下：

| | 二零零四年<br>十二月三十一日<br>港幣千元 | 二零零四年<br>六月三十日<br>港幣千元 |
|---|---|---|
| 償還期： | | |
| 一年內 | **143,113** | 127,731 |
| 一年後及兩年內 | **49,889** | 47,744 |
| 兩年後及五年內 | **85,790** | 135,679 |
| 銀行借貸總額 | **278,792** | 311,154 |
| 減：銀行存款及現金 | **(2,179,311)** | (1,863,818) |
| 銀行淨存款總額 | **(1,900,519)** | (1,552,664) |

## 借貸比率

集團在期內的銀行淨借貸總額相對股東權益比例計算之借貸比率為零，與截至二零零四年六月三十日錄得的相同。在截至二零零四年十二月三十一日止六個月內，集團之總利息支出約港幣七百萬元，而集團之經營溢利為港幣三億二千八百萬元，為總利息支出之四十六點九倍，相對上年度同期末之四十七點六倍。

## 利率風險及外滙風險

本集團之融資及庫務事務是由中央管理層執管。集團在港業務的銀行融資安排是以港幣為主。本集團之銀行借貸款主要由多家國際性銀行在香港提供，借貸利息主要按香港同業拆息基準加若干議定之息差計算，故屬浮息性質。而集團之附屬公司，中國投資集團有限公司，於上半年度內用於國內基建項目之部份借貸款則為人民幣。整體上，本集團之核心業務並無顯著之外匯風險。集團對金融衍生工具的運用抱嚴謹態度，並只用作管理集團借貸之利息及外滙風險。為了有效地控制集團將來之借貸成本，本集團藉著本地的息率低企已在恰當時鎖定一年或較長期息率，從而拆入定息貸款來配合集團部份之中期資金需求，或就一部份銀行貸款簽訂港幣掉期合約。

## 資本性承擔

截至二零零四年十二月三十一日，集團之資本性承擔額約為港幣一千五百萬元，與截至二零零四年六月三十日錄得的相同。該等承擔項目主要為集團就已簽約之收購物業、廠房及設備、未來物業發展及物業裝修費用之承擔。集團之其他承擔為營運租賃承擔，當中主要包括集團租用商場所需付之租金，此項承擔由二零零四年六月三十日之港幣九千萬元減低至本期末之約港幣五千三百萬元。

## 或然負債

截至二零零四年十二月三十一日，本集團並無錄得任何或然負債。

## 資本及資金運用

本集團將繼續適當地運用本公司之資本及集團之累積盈利來發展集團之業務。集團亦備有充裕之資金來源及銀行貸款額度，以供旗下各項業務運作及擴展之用。

## 僱員

本集團於二零零四年十二月三十一日有僱員約1,400人，而於去年十二月三十一日之僱員數目約1,300人。僱員之薪酬福利，與市場及同業之水平相若。年終集團按員工之個別表現，發放酌情花紅。員工福利包括醫療保險、退休計劃、培訓計劃及教育資助等。

截至二零零四年十二月三十一日止六個月之僱員總成本為港幣一億二千八百萬元，而去年同期之僱員總成本為港幣一億零五百萬元。

## 其他資料

### 循環貸款協議載有關於控股股東須履行的條件

本公司已於二零零四年九月十七日公佈披露，恒基兆業地產有限公司（「恒地」）一間全資附屬公司及本公司之一間全資附屬公司，作為個別借款人，向一組銀行取得一項港幣一百億元五年及七年期各半之循環信貸額（「該貸款」），而該貸款分別由恒地及本公司作出個別擔保。

就該貸款而言，若恒地不再持有及控制最少本公司已發行股本51%，或若恒地或本公司不再由李兆基博士及／或其家族成員及／或彼等當中任何一方控制之公司，或李兆基博士及／或其家族成員及／或彼等當中任何一方之公司身為受益人之任何信託最終控制，則視為失責事件。若發生任何失責事件，則該貸款可能即時到期及須於收到通知時償還。

### 購買、出售或贖回本公司之上市證券

本公司或任何本公司之附屬公司於期內並無購買、出售或贖回本公司之上市證券。

### 審核委員會

審核委員會於本年三月舉行會議，審閱內部監控系統及截至二零零四年十二月三十一日止之中期業績報告。

## 企業管治

截至二零零四年十二月三十一日止六個月內，除本公司之非執行董事之任期乃根據本公司之公司細則第116條規定，於股東週年大會上輪值告退及可膺選連任，並無訂明任期外，據董事所知並無任何資料可合理地顯示本公司於該六個月內任何時間未有遵守香港聯合交易所有限公司證券上市規則(「上市規則」)期內適用之附錄14所載之最佳應用守則。本公司於二零零五年一月三日訂明所有非執行董事(包括獨立非執行董事)之任期將於二零零七年十二月三十一日屆滿。

本公司已採納上市規則標準守則為其本公司董事進行證券交易之守則(「該守則」)。本公司在提出具體徵詢之後，確認所有董事均已完全遵守該守則列示所要求的標準。

承董事局命
*秘書*
**葉盈枝** 謹啟

香港，二零零五年三月十七日

*於本報告日期，本公司董事局成員包括：(1)執行董事：李兆基(主席)、李家傑、林高演、李家誠、李達民、李鏡禹、劉壬泉、李寧、郭炳濠、何永勳、劉智強、張炳強、黃浩明、孫國林及薛伯榮；(2)非執行董事：胡寶星、阮北耀、梁希文及胡家驃(胡寶星之替代董事)；以及(3)獨立非執行董事：鄺志強、高秉強及胡經昌。*

## 披露權益資料

### 董事於股份之權益

於二零零四年十二月三十一日，根據證券及期貨條例第352條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有的權益及淡倉如下：

普通股(除文義另有所指外)

好倉

| 公司名稱 | 董事姓名 | 附註 | 個人權益 | 家族權益 | 公司權益 | 其他權益 | 總數 | 百份比權益 |
|---|---|---|---|---|---|---|---|---|
| 恒基兆業發展有限公司 | 李兆基 | 1 | 34,779,936 | | 2,075,859,007 | | 2,110,638,943 | 74.92 |
| | 李家傑 | 1 | | | | 2,075,859,007 | 2,075,859,007 | 73.68 |
| | 李家誠 | 1 | | | | 2,075,859,007 | 2,075,859,007 | 73.68 |
| | 李　寧 | 1 | | 2,075,859,007 | | | 2,075,859,007 | 73.68 |
| | 李達民 | 2 | 6,666 | | | | 6,666 | 0.00 |
| | 李鏡禹 | 3 | 959,028 | 42,711 | | | 1,001,739 | 0.04 |
| | 何永勳 | 4 | 1,100 | | | | 1,100 | 0.00 |
| 恒基兆業地產有限公司 | 李兆基 | 5 | | | 1,122,938,300 | | 1,122,938,300 | 61.88 |
| | 李家傑 | 5 | | | | 1,122,938,300 | 1,122,938,300 | 61.88 |
| | 李家誠 | 5 | | | | 1,122,938,300 | 1,122,938,300 | 61.88 |
| | 李　寧 | 5 | | 1,122,938,300 | | | 1,122,938,300 | 61.88 |
| | 李達民 | 6 | 498,000 | | | | 498,000 | 0.03 |
| | 李鏡禹 | 7 | 26,400 | 16,500 | 19,800 | | 62,700 | 0.00 |
| | 何永勳 | 8 | 100 | | | | 100 | 0.00 |
| | 劉智強 | 9 | 2,200 | | | | 2,200 | 0.00 |
| | 胡家驃 | 10 | | 2,000 | | | 2,000 | 0.00 |
| 恒基中國集團有限公司 | 李兆基 | 11 | | | 325,133,977 | | 325,133,977 | 65.32 |
| | 李家傑 | 11 | | | | 325,133,977 | 325,133,977 | 65.32 |
| | 李家誠 | 11 | | | | 325,133,977 | 325,133,977 | 65.32 |
| | 李　寧 | 11 | | 325,133,977 | | | 325,133,977 | 65.32 |
| | 胡家驃 | 12 | 544,802 | | | | 544,802 | 0.11 |

普通股(除文義另有所指外)(續)

好倉

| 公司名稱 | 董事姓名 | 附註 | 個人權益 | 家族權益 | 公司權益 | 其他權益 | 總數 | 百份比權益 |
|---|---|---|---|---|---|---|---|---|
| 恒基數碼科技有限公司 | 李兆基 | 13 | 173,898 | | 4,244,996,094 | | 4,245,169,992 | 84.90 |
| | 李家傑 | 13 | | | | 4,244,996,094 | 4,244,996,094 | 84.90 |
| | 李家誠 | 13 | | | | 4,244,996,094 | 4,244,996,094 | 84.90 |
| | 李　寧 | 13 | | 4,244,996,094 | | | 4,244,996,094 | 84.90 |
| | 李達民 | 14 | 33 | | | | 33 | 0.00 |
| | 林高演 | 15 | 55 | | | | 55 | 0.00 |
| | 李鏡禹 | 16 | 4,795 | 588 | | | 5,383 | 0.00 |
| | 何永勳 | 17 | 5 | | | | 5 | 0.00 |
| 香港中華煤氣有限公司 | 李兆基 | 18 | 3,226,174 | | 2,157,017,776 | | 2,160,243,950 | 38.47 |
| | 李家傑 | 18 | | | | 2,157,017,776 | 2,157,017,776 | 38.42 |
| | 李家誠 | 18 | | | | 2,157,017,776 | 2,157,017,776 | 38.42 |
| | 李　寧 | 18 | | 2,157,017,776 | | | 2,157,017,776 | 38.42 |
| 香港小輪(集團)有限公司 | 李兆基 | 19 | 7,799,220 | | 111,636,090 | | 119,435,310 | 33.52 |
| | 李家傑 | 19 | | | | 111,636,090 | 111,636,090 | 31.33 |
| | 李家誠 | 19 | | | | 111,636,090 | 111,636,090 | 31.33 |
| | 李　寧 | 19 | | 111,636,090 | | | 111,636,090 | 31.33 |
| | 林高演 | 20 | 150,000 | | | | 150,000 | 0.04 |
| | 梁希文 | 21 | 2,250 | | | | 2,250 | 0.00 |
| | 吳樹熾 | 22 | 186,030 | | | | 186,030 | 0.05 |
| 美麗華酒店企業有限公司 | 李兆基 | 23 | | | 255,188,250 | | 255,188,250 | 44.21 |
| | 李家傑 | 23 | | | | 255,188,250 | 255,188,250 | 44.21 |
| | 李家誠 | 23 | | | | 255,188,250 | 255,188,250 | 44.21 |
| | 李　寧 | 23 | | 255,188,250 | | | 255,188,250 | 44.21 |
| | 胡寶星 | 24 | 2,705,000 | | 2,455,000 | | 5,160,000 | 0.89 |

普通股(除文義另有所指外)(續)

好倉

| 公司名稱 | 董事姓名 | 附註 | 個人權益 | 家族權益 | 公司權益 | 其他權益 | 總數 | 百份比權益 |
|---|---|---|---|---|---|---|---|---|
| 恒基兆業有限公司 | 李兆基 | 25 | | | 8,190 (普通股A股) | | 8,190 (普通股A股) | 100.00 |
| | 李兆基 | 26 | | | 3,510 (無投票權B股) | | 3,510 (無投票權B股) | 100.00 |
| | 李兆基 | 27 | 35,000,000 (無投票權遞延股份) | | 15,000,000 (無投票權遞延股份) | | 50,000,000 (無投票權遞延股份) | 100.00 |
| | 李家傑 | 25 | | | | 8,190 (普通股A股) | 8,190 (普通股A股) | 100.00 |
| | 李家傑 | 26 | | | | 3,510 (無投票權B股) | 3,510 (無投票權B股) | 100.00 |
| | 李家傑 | 27 | | | | 15,000,000 (無投票權遞延股份) | 15,000,000 (無投票權遞延股份) | 30.00 |
| | 李家誠 | 25 | | | | 8,190 (普通股A股) | 8,190 (普通股A股) | 100.00 |
| | 李家誠 | 26 | | | | 3,510 (無投票權B股) | 3,510 (無投票權B股) | 100.00 |
| | 李家誠 | 27 | | | | 15,000,000 (無投票權遞延股份) | 15,000,000 (無投票權遞延股份) | 30.00 |
| | 李　寧 | 25 | | 8,190 (普通股A股) | | | 8,190 (普通股A股) | 100.00 |
| | 李　寧 | 26 | | 3,510 (無投票權B股) | | | 3,510 (無投票權B股) | 100.00 |
| | 李　寧 | 27 | | 15,000,000 (無投票權遞延股份) | | | 15,000,000 (無投票權遞延股份) | 30.00 |

普通股(除文義另有所指外)(續)

好倉

| 公司名稱 | 董事姓名 | 附註 | 個人權益 | 家族權益 | 公司權益 | 其他權益 | 總數 | 百份比權益 |
|---|---|---|---|---|---|---|---|---|
| 中國投資集團有限公司 | 胡家驃 | 28 | | | 16,000 | | 16,000 | 5.33 |
| 精威置業有限公司 | 梁希文 | 29 | | | 5,000 | | 5,000 | 4.49 |
| | 胡寶星 | 30 | | | 3,250 | | 3,250 | 2.92 |
| 興輝置業有限公司 | 李家傑 | 31 | | | 4,000 | 6,000 | 10,000 | 100.00 |
| 喜田地產有限公司 | 李兆基 | 32 | | | 100 | | 100 | 100.00 |
| | 李家傑 | 32 | | | | 100 | 100 | 100.00 |
| | 李家誠 | 32 | | | | 100 | 100 | 100.00 |
| | 李 寧 | 32 | | 100 | | | 100 | 100.00 |
| Pettystar Investment Limited | 李兆基 | 33 | | | 3,240 | | 3,240 | 80.00 |
| | 李家傑 | 33 | | | | 3,240 | 3,240 | 80.00 |
| | 李家誠 | 33 | | | | 3,240 | 3,240 | 80.00 |
| | 李 寧 | 33 | | 3,240 | | | 3,240 | 80.00 |
| 兆誠國際有限公司 | 李家傑 | 34 | | | 25 | 75 | 100 | 100.00 |

除上述披露外，本公司之董事或行政總裁或其聯繫人並無於本公司或其聯繫公司(定義見證券及期貨條例)的股份、相關股份及債券中擁有權益或淡倉。

## 購買股份或債券之安排

### (i) 認購恒基數碼科技有限公司股份之股份期權

下列本公司董事於二零零零年六月二十八日獲授本公司之附屬公司恒基數碼科技有限公司(「恒基數碼」)之股份期權，可按恒基數碼之首次公開招股前認購股份期權計劃(「恒基數碼首次認購股份期權計劃」)之規定及條款，認購恒基數碼股份。該等董事分別擁有恒基數碼股份期權之權益如下：

| 董事姓名 | 於二零零四年七月一日可認購股份數目 | 於期內獲授予之可認購股份數目 | 於期內獲行使之可認購股份數目 | 於期內已告作廢之可認購股份數目 | 於二零零四年十二月三十一日尚未行使之可認購股份數目 |
|---|---|---|---|---|---|
| 李兆基 | 2,400,000 | – | – | 2,400,000 | – |
| 林高演 | 1,200,000 | – | – | 1,200,000 | – |
| 李家傑 | 1,200,000 | – | – | 1,200,000 | – |
| 李家誠 | 1,200,000 | – | – | 1,200,000 | – |
| 郭炳濠 | 600,000 | – | – | 600,000 | – |
| 李　寧 | 400,000(註35) | – | – | 400,000 | – |
| 何永勳 | 400,000 | – | – | 400,000 | – |
| 劉智強 | 400,000 | – | – | 400,000 | – |
| 黃浩明 | 400,000 | – | – | 400,000 | – |
| 孫國林 | 400,000 | – | – | 400,000 | – |
| 薛伯榮 | 400,000 | – | – | 400,000 | – |
| 張炳強 | 200,000 | – | – | 200,000 | – |

恒基數碼四名僱員擁有恒基數碼首次認購股份期權計劃之股份期權詳情如下：

| 授予日期 | 於二零零四年七月一日可認購股份總數 | 於期內獲授予之可認購股份數目 | 於期內獲行使之可認購股份數目 | 於期內已告作廢之可認購股份數目 | 於二零零四年十二月三十一日尚未行使之可認購股份總數 |
|---|---|---|---|---|---|
| 28/06/2000 | 1,850,000 | – | – | 1,850,000 | – |



三十六名其他參與人擁有恒基數碼首次認購股份期權計劃之股份期權詳情如下：

| 授予日期 | 於二零零四年七月一日可認購股份總數 | 於期內獲授予之可認購股份數目 | 於期內獲行使之可認購股份數目 | 於期內已告作廢之可認購股份數目 | 於二零零四年十二月三十一日尚未行使之可認購股份總數 |
|---|---|---|---|---|---|
| 28/06/2000 | 16,450,000 | – | – | 16,450,000 | – |

## 購買股份或債券之安排(續)

上述董事、僱員及其他參與人按恒基數碼首次認購股份期權計劃之規定及條款，可以每股港幣1.25元認購價(i)在二零零零年七月十四日起計十二個月結束後任何時間行使獲授予的股份期權的30%；(ii)在二零零零年七月十四日起計二十四個月結束後任何時間行使獲授予的股份期權的另外30%；及(iii)在二零零零年七月十四日起計三十六個月結束後任何時間行使餘下的股份期權，及於各情況下，不遲於由二零零零年七月十四日起計四年。按恒基數碼首次認購股份期權計劃授予上述本公司董事、恒基數碼僱員及其他參與人之所有股份期權已於二零零四年七月十四日逾期作廢。

恒基數碼一名僱員擁有恒基數碼之認購股份期權計劃(「恒基數碼認購股份期權計劃」)之股份期權詳情如下：

| 授予日期 | 於二零零四年七月一日可認購股份總數 | 於期內獲授予之可認購股份數目 | 於期內獲行使之可認購股份數目 | 於期內已告作廢之可認購股份數目 | 於二零零四年十二月三十一日尚未行使之可認購股份總數 |
|---|---|---|---|---|---|
| 04/10/2000 | 100,000 | – | – | 100,000 | – |

恒基數碼之僱員按恒基數碼認購股份期權計劃之規定及條款，可以每股港幣0.89元之認購價，(i)在二零零零年十月十六日(接納股份期權之日)起計十二個月結束後任何時間行使獲授予的股份期權的30%；(ii)在二零零零年十月十六日起計二十四個月結束後任何時間行使獲授予的股份期權的另外30%；及(iii)在二零零零年十月十六日起計三十六個月結束後任何時間行使餘下的股份期權，及於各情況下，不遲於由二零零零年十月十六日起計四年。按恒基數碼認購股份期權計劃授予上述恒基數碼僱員之股份期權已於二零零四年九月三十日逾期作廢。

於二零零四年十二月三十一日，恒基數碼首次認購股份期權計劃及恒基數碼認購股份期權計劃均無任何尚未行使之股份期權。

除上述披露外，恒基數碼於二零零四年十二月三十一日止期內概無按恒基數碼首次認購股份期權計劃及恒基數碼認購股份期權計劃授予任何股份期權，亦無任何股份期權獲行使、註銷或告作廢。

## 購買股份或債券之安排(續)

### (ii) 認購恒基中國集團有限公司股份之股份期權

下列本公司董事獲授本公司之聯繫公司恒基中國集團有限公司之股份期權而擁有之權益如下：

| 董事姓名 | 可認購股份數目 | 認購期 |
|---|---|---|
| 林高演 | 1,500,000 | 21/08/2001－20/08/2004 |
| 李家傑 | 1,500,000 | 02/11/2001－01/11/2004 |

上述董事可以每股港幣4.00元認購價於各自之認購期內任何時間行使全部或部份股份期權。授予林高演先生及李家傑先生之股份期權已分別於二零零四年八月二十一日及二零零四年十一月二日逾期作廢。

除上述資料所示，本公司或本公司之任何控股公司、附屬公司或同系附屬公司於期內並無參與任何其他安排，使本公司董事可藉收購本公司或任何其他公司組織之股份或債券而得益。

## 主要股東及其他人士權益

於二零零四年十二月三十一日，根據證券及期貨條例第336條須予設置之名冊所載，除本公司董事外之其他人士於本公司股份及相關股份擁有的權益或淡倉如下:

好倉

| | 權益總數 | 百份比權益 |
|---|---|---|
| 主要股東： | | |
| Rimmer (Cayman) Limited (附註1) | 2,075,859,007 | 73.68 |
| Riddick (Cayman) Limited (附註1) | 2,075,859,007 | 73.68 |
| Hopkins (Cayman) Limited (附註1) | 2,075,859,007 | 73.68 |
| 恒基兆業有限公司(附註1) | 2,070,243,859 | 73.48 |
| 恒基兆業地產有限公司(附註1) | 2,070,243,859 | 73.48 |
| Kingslee S.A. (附註1) | 2,070,243,859 | 73.48 |
| 賓勝置業有限公司(附註1) | 802,854,200 | 28.50 |
| 敏勝置業有限公司(附註1) | 602,168,418 | 21.37 |
| 踞威置業有限公司(附註1) | 363,328,900 | 12.90 |
| 主要股東以外之人士： | | |
| Gainwise Investment Limited (附註1) | 217,250,000 | 7.71 |

*附註：*

1 該股份中，李兆基博士實益擁有34,779,936股，而其餘之2,075,859,007股股份中，(i) 恒基兆業地產有限公司(「恒地」)全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有802,854,200股、602,168,418股、363,328,900股、217,250,000股及84,642,341股，而恒基兆業有限公司(「恒兆」)持有恒地61.87%；及 (ii) 5,615,148股由富生有限公司(「富生」)擁有。Hopkins (Cayman) Limited(「Hopkins」)作為一單位信託(「單位信託」)之受託人，擁有恒兆及富生之全部已發行普通股股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份的權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

2 該股份由李達民先生實益擁有。

3 該股份中，李鏡禹先生實益擁有959,028股，而其餘之42,711股由其妻子擁有。

4 該股份由何永勳先生實益擁有。

5 該等股份中，(i) 570,743,800股由恒兆擁有；(ii)恒兆之全資附屬先樂置業有限公司及Mightygarden Limited分別擁有7,092,000股及870,100股；(iii) Glorious Asia S.A.之全資附屬Believegood Limited、Cameron Enterprise Inc.、Prosglass Investment Limited、Fancy Eye Limited及Spreadral Limited分別擁有222,045,300股、145,090,000股、61,302,000股、55,000,000股及55,000,000股，而Glorious Asia S.A.為恒兆全資擁有；(iv) 5,602,600股由香港中華煤氣有限公司(「煤氣」)之全資附屬 Superfun Enterprises Limited擁有，恒基兆業發展有限公司(「恒發」)持有煤氣 36.91%，恒地持有恒發73.48%，而恒兆則持有恒地61.87%；及 (v) 192,500股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有煤氣、恒兆及富生(列載於附註1及18)及恒地的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

6 該股份由李達民先生實益擁有。

7 該股份中，李鏡禹先生實益擁有26,400股，而其餘之36,300股股份中，(i) 16,500股由其妻子擁有；及(ii) 19,800股由李鏡禹先生及其妻子各擁有50% 之銀禧建業有限公司擁有。

8 該股份由何永勳先生實益擁有。

9 該股份由劉智強先生實益擁有。

10 該股份由胡家驃先生之妻子擁有。

11 該等股份中，恒地全資擁有之Brightland Enterprises Limited之全資附屬Primeford Investment Limited、Timsland Limited及Quantum Overseas Limited分別擁有175,000,000股、75,233,977股及74,900,000股。根據證券及期貨條例，李兆基博士被視為擁有恒地(列載於附註5) 及恒基中國集團有限公司(「恒中」)的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

12 該股份由胡家驃先生實益擁有。

13 該股份中，李兆基博士實益擁有173,898股，而其餘之4,244,996,094股股份中，(i) 902,700,000股由煤氣投資有限公司之全資附屬Technology Capitalization Limited擁有，煤氣投資有限公司為煤氣全資擁有；(ii) 3,333,213,616股由Best Selection Investments Limited之全資附屬Felix Technology Limited擁有，Best Selection Investments Limited為恒發全資擁有；(iii) 恒地全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有4,014,271股、1,816,644股、1,714,027股、1,086,250股及423,211股；及(iv) 28,075股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有煤氣、恒發、恒地及富生（列載於附註1、5及18）及恒基數碼科技有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

14 該股份由李達民先生實益擁有。

15 該股份由林高演先生實益擁有。

16 該股份中，李鏡禹先生實益擁有4,795股，而其餘之588股由其妻子擁有。

17 該股份由何永勳先生實益擁有。

18 該股份中，李兆基博士實益擁有3,226,174股，而其餘之2,157,017,776股股份中，(i) 恒發全資擁有之Timpani Investments Limited之全資附屬迪斯利置業有限公司及Medley Investment Limited分別擁有1,159,024,597股及484,225,002股；(ii) 429,321,946股由恒發之全資附屬Macrostar Investment Limited擁有；(iii) 3,966,472股由恒兆之全資附屬Mightygarden Limited擁有；及 (iv) 80,479,759股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒發、恒兆及富生（列載於附註1）及煤氣的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

19 該股份中，李兆基博士實益擁有7,799,220股，而其餘之111,636,090股股份中，(i)恒發全資擁有之Pataca Enterprises Limited之全資附屬Graf Investment Limited、Mount Sherpa Limited及Paillard Investment Limited各擁有23,400,000股；及 (ii) 41,436,090股由恒發全資擁有之Max-mercan Investment Limited 之全資附屬Wiselin Investment Limited擁有。根據證券及期貨條例，李兆基博士被視為擁有恒發（列載於附註1）及香港小輪（集團）有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

20 該股份由林高演先生實益擁有。

21 該股份由梁希文先生實益擁有。

22 該股份由吳樹熾博士實益擁有。

23 該等股份中，恒發全資擁有之Aynbury Investments Limited之全資附屬Higgins Holdings Limited、Multiglade Holdings Limited及Threadwell Limited分別擁有100,612,750股、79,121,500股及75,454,000股。根據證券及期貨條例，李兆基博士被視為擁有恒發(列載於附註1) 及美麗華酒店企業有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

24 該股份中，胡寶星爵士實益擁有2,705,000股，而其餘之2,455,000股由胡寶星爵士擁有50% 之芳芬有限公司擁有。

25 Hopkins作為單位信託之受託人持有該等股份。

26 Hopkins作為單位信託之受託人持有該等股份。

27 該股份中，李兆基博士實益擁有35,000,000股，而其餘之15,000,000股由富生擁有。

28 該股份由胡家驃先生擁有60%之Pearl Assets Limited擁有。

29 該股份由梁希文先生全資擁有之Gilbert Investment Inc. 擁有。

30 該股份由胡寶星爵士及其妻子各擁有50% 之 Fong Fun Investment Inc. 之全資附屬Coningham Investment Inc. 擁有。

31 該股份中，(i) 4,000股由李家傑先生全資擁有之Applecross Limited擁有；及 (ii) 6,000股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

32 該股份中，(i) 80股由恒地全資附屬達榮發展有限公司擁有；(ii) 10股由恒兆全資附屬恒基財務有限公司擁有；及 (iii) Jetwin International Limited之全資附屬Perfect Bright Properties Inc.及Furnline Limited各擁有 5股。Triton (Cayman) Limited作為一單位信託之受託人，擁有Jetwin International Limited之全部已發行股份。Triumph (Cayman) Limited及Victory (Cayman) Limited分別為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有Triton (Cayman) Limited、Triumph (Cayman) Limited及Victory (Cayman) Limited之全部已發行股份，根據證券及期貨條例，被視為擁有該股份。李家傑先生及李家誠先生為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

33 該股份中，(i) 3,038股由恒地擁有；及 (ii) 202股由Jetwin International Limited全資擁有之Perfect Bright Properties Inc.及Furnline Limited各持50% 之福佳投資有限公司擁有。

34 該股份中，(i) 25股由李家傑先生全資擁有之崇基國際有限公司擁有；及 (ii) 75股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

35 該可認購股份數目包括授予李寧先生配偶之200,000恒基數碼股份之股份期權，而該股份期權已於二零零四年七月十四日逾期作廢。

Deloitte.
德勤

## 致恒基兆業發展有限公司董事會獨立審閱報告
(於香港註冊成立之有限公司)

### 引言

本核數師行(「本行」)受恒基兆業發展有限公司委托審閱載於第五頁至第二十四頁之中期財務報告。

### 董事及核數師各自之職責

香港聯合交易所有限公司證券上市規則規定中期財務報告須根據香港會計師公會頒佈之會計實務準則第25號「中期財務報告」及相關規定編撰。中期財務報告由董事承擔全部責任，並已獲董事批准通過。

本行之責任是根據本行之審閱工作，對中期財務報告作出獨立結論，並按照雙方所協定之應聘書條款僅向整體董事會報告，除此以外別無其他用途。本行不會就本報告之內容向任何其他人士負上或承擔任何責任。

### 已進行之審閱工作

本行已根據香港會計師公會頒佈之核數準則第700號「審閱中期財務報告」進行審閱工作。審閱工作主要包括諮詢管理層及分析中期財務報告，從而評估會計政策與呈報方式有否貫徹採用(另有披露者除外)。審閱工作並不包括監控測試、核證資產、負債及交易等審核程序。由於審閱範圍遠較審核範圍為小，故此其保證程度亦較審核為低。因此，本行並無就中期財務報告發表審核意見。

### 審閱結論

根據此項不構成審核之審閱工作，本行並沒有察覺截至二零零四年十二月三十一日止六個月之中期財務報告需要作出任何重大修訂。

在無需修訂審閱結論為前題下，由於我們並沒有對截至二零零三年十二月三十一日止六個月的簡明綜合收益表、簡明綜合現金流量表及簡明綜合權益變動表之比較資料進行審閱，因此，我們並沒有按照核數準則第700號對這些比較資料作出審閱結論。



**德勤 • 關黃陳方會計師行**
*執業會計師*

香港，二零零五年三月十七日



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